Filed Pursuant to General Instruction II.L. of Form F-10

File No: 333-291009

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated October 31, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated October 31, 2025 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This prospectus supplement does not constitute an offer to sell or an invitation to subscribe for, or solicitation of an offer to subscribe for or buy, Offered Shares (as defined herein) to any person in Australia. This prospectus supplement has not been, and will not be, and no other disclosure document in relation to the Offered Shares will be lodged with the Australian Securities and Investments Commission or any other regulatory authority in Australia and this prospectus supplement is not, and does not purport to be, a document containing disclosure to investors for the purposes of Part 6D.2 or 7.9 of the Corporations Act 2001 (Cth) (“Corporations Act”). It is not intended to be used in connection with any offer for which such disclosure is required and does not contain all the information that would be required by those provisions if they applied. It is not to be provided to any “retail client” as defined in section 761G of the Australian Corporations Act. The Company is not licensed in Australia to provide financial product advice in respect of the Offered Shares. Australian cooling-off rights do not apply to the acquisition of the Offered Shares.

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated October 31, 2025 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Almonty Industries Inc. at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 (telephone: 647-438-9766), and are also available electronically on the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 31, 2025

New Issue	December 9, 2025

ALMONTY INDUSTRIES INC.

US$112,500,000

18,000,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”) of Almonty Industries Inc. (“Almonty”, the “Company”, “us”, “we” or “our”), together with the accompanying short form base shelf prospectus dated October 31, 2025 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) in the United States of 18,000,000 common shares (“Common Shares”) of Almonty (such Common Shares, the “Offered Shares”) at a price of US$6.25 per Offered Share (the “Offering Price”). No Common Shares will be offered under this Prospectus Supplement in Canada.

The Offering is being made in the United States under the terms of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

Investing in the Common Shares involves significant risk. Prospective investors should consider the risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” and “RISK FACTORS”.

Lead Bookrunning Manager
BofA Securities Bookrunning Managers
Cantor Fitzgerald & Co. D.A. Davidson & Co.
A.G.P.

The Company will use the net proceeds from the Offering as described in this Prospectus Supplement. See “USE OF PROCEEDS”.

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AII” and also trade on the Nasdaq Capital Market (the “Nasdaq”) in the United States under the symbol “ALM”, on the Australian Securities Exchange (the “ASX”) as CHESS Depositary Interests (“CDIs”), at a ratio of one CDI to one Common Share, under the symbol “AII” and on the Börse Frankfurt (Frankfurt Stock Exchange) (the “FSE”) in Germany under the symbol “ALI1”. On December 8, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$10.93 and on the Nasdaq was US$7.90. The Company has applied to list the Offered Shares and 2,700,000 additional Common Shares to be issued by the Company if the Option (as defined herein) is exercised in full on the TSX and the Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the Nasdaq.

Price: US$6.25 per Offered Share

	Price to the Public (1)		Underwriters’ Fee (2)		Net Proceeds to the Company (3)
Per Offered Share	US$	6.25	US$	0.33	US$	5.92
Total Offering (4)	US$	112,500,000	US$	5,906,250	US$	106,593,750

Notes:

(1)	The Offering Price was determined by negotiation between the Company and the Underwriters (as defined herein), with reference to the then-current market price for the Common Shares and prevailing market conditions.
(2)	The total Underwriters’ fee for the Offering (the “Underwriters’ Fee”) will be paid by the Company based on the respective number of Offered Shares sold by each Underwriter pursuant to the Offering. For additional information regarding underwriter compensation, see “PLAN OF DISTRIBUTION”.
(3)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering, which are estimated at approximately US$1 million and will be paid by the Company from the proceeds of the Offering. See “PLAN OF DISTRIBUTION”.
(4)

The Company has granted to the Underwriters an option (the “Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the date of the Underwriting Agreement, to purchase from the Company up to 2,700,000 additional Common Shares (the “Additional Shares”), representing in the aggregate 15% of the total number of Offered Shares offered hereunder, at the Offering Price, less the Underwriters’ Fee. If the Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be US$129,375,000, US$6,792,188, and US$122,582,812, respectively. This Prospectus Supplement also qualifies the grant of the Option and the distribution of up to 2,700,000 Additional Shares to be sold by the Company upon exercise of the Option. See “PLAN OF DISTRIBUTION”.

The following table sets out the number of Additional Shares that may be sold to the Underwriters pursuant to the Option:

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Option	2,700,000 Additional Shares	Not later than 30 days after the Closing Date	US$6.25 per Additional Share

In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “USD” are to U.S. dollars, references to “C$” or “$” are to Canadian dollars, references to “€” are to European euros, and references to “A$” are to Australian dollars. Investors should consult their own advisors with respect to the potential risk of currency fluctuations. See “CURRENCY AND EXCHANGE RATE INFORMATION”.

The Offered Shares are being offered in the United States by BofA Securities, Inc. (the “Lead Bookrunning Manager”), along with Cantor Fitzgerald & Co., D.A. Davidson & Co. and A.G.P./Alliance Global Partners acting as bookrunning managers (collectively with the Lead Bookrunning Manager, the “Underwriters”) pursuant to an underwriting agreement dated December 8, 2025 (the “Underwriting Agreement”) between the Company and the Lead Bookrunning Manager, as representative of the Underwriters. See “PLAN OF DISTRIBUTION”.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR, NOR ANY CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE OFFERED SHARES, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Offering is being made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board and as amended from time to time (“IFRS”), and are subject to foreign auditing and auditor independence standards, and may not be comparable to financial statements of United States companies that use United States generally accepted accounting principles.

The Offering is only being made in the United States, and the Offered Shares being offered under this Prospectus Supplement are being registered in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the United States Securities Act of 1933, as amended (the “Securities Act”), supplementing the base shelf prospectus that forms a part of the Registration Statement on Form F-10 filed with the SEC. Accordingly, no Offered Shares being distributed under this Prospectus Supplement will be offered or sold to investors located in or otherwise subject to the securities laws of any province or territory of Canada. See “PLAN OF DISTRIBUTION”.

Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” and “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS”.

The enforcement by investors of civil liabilities under federal securities laws of the United States may be affected adversely by the fact that Almonty is incorporated under the federal laws of Canada, that the majority of the Company’s officers and directors, and some or all of the experts named in the Registration Statement, are residents of a country other than the United States, and that a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States. See “ENFORCEMENT OF CIVIL LIABILITIES”.

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered by the Company to the Underwriters and accepted by them subject to the conditions contained in the Underwriting Agreement, as described under “PLAN OF DISTRIBUTION”.

Certain legal matters relating to Canadian law with respect to the Offering will be passed on the Company’s behalf by Norton Rose Fulbright Canada LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Certain legal matters relating to United States law with respect to the Offering will be passed on the Company’s behalf by Norton Rose Fulbright US LLP and on behalf of the Underwriters by Milbank LLP. See “LEGAL MATTERS”.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. See “PLAN OF DISTRIBUTION”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about December 10, 2025 (the “Closing Date”), or such earlier or later date as we and the Underwriters may agree, but in any event no later than December 24, 2025.

It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date, or as may otherwise be agreed to among the Company and the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. See “PLAN OF DISTRIBUTION”.

Messrs. Lewis Black, Daniel D’Amato, Dr. Thomas Gutschlag, Andrew Frazer, Gustave F. Perna and Alan Estevez, directors of the Company, Mr. Brian Fox, Chief Financial Officer of the Company, and Mr. Steven L. Allen, Chief Operating Officer of the Company, reside outside of Canada and have each appointed Almonty Industries Inc., at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process. See “ENFORCEMENT OF CIVIL LIABILITIES”.

The Company’s head and registered office is located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7. The Company’s telephone number is 647-438-9766.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of this Offering.

Readers should rely only on the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). None of the Company or the Underwriters has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein) and any such information should not be relied upon. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted. Readers are required to inform themselves about, and to observe any restrictions relating to, any offer of Common Shares and the possession or distribution of this Prospectus Supplement and the accompanying Shelf Prospectus. The Offered Shares are not being offered in any province or territory of Canada and are not being offered in any jurisdiction where the offer or sale of such securities is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, www.almonty.com, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein and prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares.

On July 3, 2025, we effected a 1.5-to-1 consolidation of our Common Shares (the “Share Consolidation”), and our Common Shares commenced trading on a post-consolidated basis on July 7, 2025. The Share Consolidation was approved by our shareholders on April 30, 2025 at our annual general and special meeting of shareholders. Except where otherwise noted, all information in this Prospectus Supplement and the documents incorporated by reference dated on or after the date of the Share Consolidation give pro forma effect to the Share Consolidation. See “CONSOLIDATED CAPITALIZATION”.

Unless otherwise indicated, the disclosure contained herein assumes that the Option has not been exercised.

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DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the accompanying Shelf Prospectus solely for the purposes of this Offering. Information has been incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of Almonty Industries Inc. at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 (telephone: 647-438-9766), and are also available electronically under the Company’s profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) of the Canadian Securities Administrators at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) of the SEC at www.sec.gov.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in certain of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)	the annual information form of the Company dated March 20, 2025 and filed on March 21, 2025 for the year ended December 31, 2024 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Company dated March 18, 2025 and filed on March 21, 2025 for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditor’s report thereon;

(c)	the management’s discussion and analysis of the Company dated March 20, 2025 and filed on March 21, 2025 for the years ended December 31, 2024 and 2023;

(d)	the unaudited interim condensed consolidated financial statements of the Company filed on November 3, 2025 for the three and nine months ended September 30, 2025 and 2024 (the “Q3 Financial Statements”);

(e)	the management’s discussion and analysis of the Company dated and filed on November 3, 2025 for the three and nine months ended September 30, 2025 and 2024 (the “Q3 MD&A”);

(f)	the management information circular of the Company dated January 31, 2025 and filed on February 4, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on February 27, 2025;

(g)	the management information circular of the Company dated March 21, 2025 and filed on March 26, 2025, prepared for the purposes of the annual general and special meeting of the shareholders of the Company held on April 30, 2025;

(h)	the management information circular of the Company dated August 28, 2025 and filed on September 8, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on September 29, 2025;

(i)	the material change report of the Company dated as of, and filed on, February 10, 2025;

(j)	the material change report of the Company dated as of, and filed on, March 24, 2025;

(k)	the material change report of the Company dated as of, and filed on, June 6, 2025;

(l)	the material change report of the Company dated as of, and filed on, July 12, 2025;

(m)	the material change report of the Company dated as of, and filed on, August 1, 2025;

(n)	the material change report of the Company dated as of, and filed on, December 4, 2025; and

(o)	the section entitled “Mineral Projects” at pages 54 to 123 of the Company’s supplemented short form PREP prospectus dated July 11, 2025 and filed on July 14, 2025.

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Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference in this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein). These documents are available through the Internet on EDGAR which can be accessed at www.sec.gov.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Without limiting the generality of the foregoing, and for greater certainty, the disclosure appearing in this Prospectus Supplement related to the Mineral Projects (as defined herein) and the disclosure appearing in this Prospectus Supplement under the headings “RISK FACTORS”, “ALMONTY INDUSTRIES INC.”, and “MINERAL PROJECTS” modifies and supersedes the disclosure found in the AIF related to these subject matters, including under the headings “Risk Factors”, “Mining Projects”, and “Description Of Business” of the AIF. Furthermore, notwithstanding anything to the contrary in this Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement, none of the technical reports prepared by the Company and filed on SEDAR+ in connection with the Mineral Projects shall be incorporated or deemed to be incorporated by reference in this Prospectus Supplement.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

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U.S. REGISTRATION STATEMENT

The Offering is being made in the United States pursuant to the Registration Statement filed with the SEC under the Securities Act. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.

ENFORCEMENT OF CIVIL LIABILITIES

We are a company incorporated under the Canada Business Corporations Act, and it is not certain that the Company will proceed with the Domestication (as defined herein). Most of our directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

We filed with the SEC, concurrently with our Registration Statement on Form F-10 of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 28 Liberty Street, New York, New York 10005 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

Messrs. Lewis Black, Daniel D’Amato, Dr. Thomas Gutschlag, Andrew Frazer, Gustave F. Perna and Alan Estevez, directors of the Company, Mr. Brian Fox, Chief Financial Officer of the Company, and Mr. Steven L. Allen, Chief Operating Officer of the Company, reside outside of Canada and have each appointed Almonty Industries Inc., at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7, as agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, the technical disclosure regarding our properties included or incorporated by reference herein, including all mineral resource estimates contained in such technical disclosure, has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this Prospectus Supplement, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the mineral resource estimates under the standards adopted under the SEC Modernization Rules.

We prepare our financial statements, which are incorporated by reference in this Prospectus Supplement, in accordance with IFRS. Consequently, all of the financial statements and financial information of Almonty included or incorporated herein is prepared in accordance with IFRS, which is materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

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CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Investors are cautioned not to assume that any part, or all, of the mineral deposits categorized as “Inferred Mineral Resources”, “Indicated Mineral Resources” or “Measured Mineral Resources” will ever be converted into Mineral Reserves. “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Reserves and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists or is economically or legally mineable. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein may contain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to have a better understanding of the Company’s business plans and financial performance and condition. Forward-looking information may relate to the Company’s future financial outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Such forward-looking statements include, but are not limited to: the timing and completion of the Offering; the listing of the Offered Shares on the TSX and Nasdaq; the proposed use of proceeds of the Offering; the future price of tungsten and other metals and commodities; the estimation of Mineral Resources; the Company’s expectations regarding future demand for tungsten; the Company’s expectations regarding the further exploration, development and life of mine of its Mineral Projects (as defined herein), including the Sangdong Mine and the Panasqueira Mine (as such terms are defined herein); the Company’s plans and expectations regarding its Mineral Projects, including the re-opening of the Los Santos Mine (as defined herein) and the potential of the Sangdong Molybdenum Project (as defined herein); estimates of the time and amount of future tungsten production for specific operations; estimated future exploration and development expenditures and other expenses for specific operations; permitting timelines; the Company’s expectations regarding impairments of mineral properties; the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital; the results of exploration work at the Gentung Browns Lake Tungsten Project and across the Gentung-Browns Lake corridor; the potential production profile of the Gentung Browns Lake Tungsten Project; the development and production at the Gentung Browns Lake Tungsten Project; the Company’s plans to redomicile to the U.S., including the timing thereof; litigation risks; currency and interest rate fluctuations; environmental risks and reclamation cost; and changes to governmental laws and regulations.

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When used in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, including regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein include, among others: the Company’s ability to complete the development of Phase I of the Sangdong Mine, to begin production at the Sangdong Mine within the anticipated timeline and to proceed with Phase II expansion of the Sangdong Mine; the Company’s ability to manage its growth effectively, both organically and through acquisitions; the absence of material adverse changes in the industry in which the Company operates or the global economy, including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility; trends in the industry in which the Company operates and markets, including the competitive environment; the Company’s ability to maintain its interests in its mineral projects, including with respect to title, access, and permitting matters; the Company’s ability to manage risks normally incidental to the exploration, development and operation of mineral properties; the Company’s ability to maintain good business relationships with key stakeholders, including customers, suppliers, lenders, regulators, and local communities; the Company’s ability to effectively integrate acquisitions and realize anticipated benefits; the Company’s ability to manage potential uncertainties in the interpretation of geological data, drill results and market data, including data related to pricing trends, demand forecasts, and competitive positioning; the Company’s ability to manage the possibility that future exploration, development or mining results may not be consistent with its expectations; the accuracy of the Company’s Mineral Resource and Mineral Reserve estimates and the underlying assumptions, including with respect to cut-off grades, recovery rates, and long-term commodity prices; the adequacy and availability of infrastructure (including power, water, roads, and processing capacity) at or near the mineral properties; the timely receipt and maintenance of necessary governmental and third-party approvals, permits, licenses, authorizations and regulatory compliance obligations; the Company’s ability to comply with current and future environmental, health and safety, and other regulatory requirements and to timely obtain and maintain required regulatory approvals, licenses and permits; the Company’s expectation that its operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks; the Company’s ability to execute construction and development activities on schedule and within budget; the Company’s ability to recruit, retain and engage qualified personnel and contractors in all required jurisdictions; the Company’s ability to raise sufficient debt or equity financing to support its continued growth; the Company’s ability to continue to have sufficient working capital to fund its operations; the performance of counterparties under offtake agreements, supply arrangements, financing agreements, and other material contracts; that input costs, including energy, labor, equipment, and materials, will not increase materially beyond current expectations; that the price of tungsten and other metals and commodities will not decline significantly or for a protracted period of time; that the global financial markets and general economic conditions (including trade and monetary policies, currency exchange rates and rates of inflation) will be stable and conducive to business in the future; the Company’s ability to maintain the security and integrity of its information technology systems and mitigate the impact of any potential cybersecurity threats; and the Company’s ability to meet increasing expectations regarding environmental, social and governance (ESG) matters from regulators, investors, and other stakeholders.

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Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: the Company’s ability to continue as a going concern; the negative cash flow from the Company’s operations; the price of metals; the Company’s economic dependency on few customers; fluctuation in foreign currency; fluctuation in interest rates; inflation; tax-related risks; the risk of default under any of the Company’s credit agreements; future financing; the Company’s liquidity and level of indebtedness; risks associated with the Company’s business being carried on through foreign subsidiaries; risks relating to the development of the Sangdong Mine, including financing risk, construction risk, availability of infrastructure and skilled labour, as well as risk relating to the offtake agreements for the Sangdong Mine; the Company’s production; the Company’s Mineral Reserve and Mineral Resource estimates; the Company’s competition; the Company’s dependence on key personnel; trade risks; supply chain disruptions; the cost of raw materials; energy supply and power grid reliability; water supply and management; infrastructure and operational risks; the Company’s impairment of assets; risks related to property title; laws and regulations; licenses and permits; mining risks and insurance limitations; legal systems; Mineral Reserve and Mineral Resource depletion; risks related to underground stope stability; reputational risks; geopolitical risks in key operating regions; public allegations, regulatory investigations, or litigation; environmental and global climate change risks; risks related to costs of land reclamation; technological obsolescence; management of growth; cybersecurity and data protection; health and pandemic risks; opposition to mining; costs and compliance risks as a result of being a public company; acquisitions and synergies; anti-corruption and anti-bribery laws; Canada’s Extractive Sector Transparency Measures Act; the conflicts in the Middle East and the ongoing Ukraine conflict; risks related to the Company’s proposed redomiciling to the United States, including Canadian corporate tax risk; the Company’s use of the net proceeds from the Offering; that an investment in the Offered Shares may result in the loss of an investor’s entire investment; that the completion of the Offering and the listing of the Offered Shares on the TSX and Nasdaq remain subject to the completion of binding documentation and satisfaction of conditions; volatility in the price of the Common Shares; dilution to the Company’s shareholders; the potential insufficiency of a liquid trading market for the Common Shares in the future; risks relating to research and reports published about the Company and its business by securities or industry analysts; risks relating to the Company’s status as an “emerging growth company”; risks relating to the Company, its directors, officers and management (with the exception of the Chief Executive Officer, the Chief Financial Officer and two independent directors) and all of the Company’s material assets being located outside of the United States, which may make it difficult for U.S. litigants to effect service of process of, or enforce, any judgments obtained against the Company or its officers or directors; the history of the Company with respect to not paying dividends recently and anticipation of not paying dividends in the immediate future; and risks that the Company could in the future be classified as a “passive foreign investment company” (“PFIC”), which could have adverse U.S. federal income tax consequences for U.S. holders of Common Shares. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The foregoing list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this Prospectus Supplement under the heading “RISK FACTORS”, and the Q3 MD&A (as defined herein) which are available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Each of these forward-looking statements speaks only as of the date such statements were made. The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements. The forward-looking statements included and incorporated by reference herein are presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein was obtained from third-party sources and industry reports and from publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate, including information provided by suppliers, partners, customers and other industry participants.

We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of us or any of the Underwriters makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, none of us or any of the Underwriters has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey, including those discussed under “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” and “RISK FACTORS”. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company or the Underwriters from liability for any misrepresentation contained in this Prospectus Supplement or the accompanying Shelf Prospectus under applicable securities laws.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “USD” are to U.S. dollars, references to “C$” or “$” are to Canadian dollars, references to “€” are to European euros, and references to “A$” are to Australian dollars. This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience.

The following table sets forth for each of the periods indicated: (i) the exchange rates in effect at the end of the period; (ii) the high exchange rate during such period; (iii) the low exchange rate during such period; and (iv) the average exchange rate for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year ended December 31, 2023	Year ended December 31, 2024	9 months ended September 30, 2025
End	0.7561	0.6950	0.7183
High	0.7617	0.7510	0.7376
Low	0.7207	0.6937	0.6848
Average	0.7410	0.7302	0.7152

Except as indicated otherwise herein, U.S. dollar exchange rate information is based on the daily exchange rate of the U.S. dollar on December 8, 2025 as quoted by the Bank of Canada, being C$1.00 = US$0.7227 (US$1.00 = C$1.3837).

WHERE YOU CAN FIND MORE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the applicable provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith furnish or file, as applicable, reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, Almonty is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Almonty’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR, and may be accessed at www.sec.gov.

We have filed with the SEC a Registration Statement on Form F-10 under the U.S. Securities Act with respect to the Common Shares offered hereunder. This Prospectus Supplement and the accompanying Shelf Prospectus, which forms a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Common Shares offered hereunder, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement and the accompanying Shelf Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. See “DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT”.

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ALMONTY INDUSTRIES INC.

Almonty is a leading producer of tungsten concentrate, primarily for the defense industry, with plans to vertically integrate into oxide production, and Almonty holds an additional deposit of molybdenum. The Company’s flagship asset, the Sangdong tungsten mine (the “Sangdong Mine”) in South Korea, is one of the world’s largest tungsten deposits by Inferred Mineral Resource and provides tungsten of superior grade compared with global peers, and is in soft commissioning. Almonty also has a molybdenum project with significant Inferred Mineral Resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine (the “Sangdong Molybdenum Project”). This molybdenum opportunity provides access to another critical material used in aerospace alloys, energy infrastructure and nuclear defense. The Company also owns and operates the Panasqueira tungsten mine (the “Panasqueira Mine”) in Covilha, Castelo Branco, Portugal, one of the world’s longest-producing tungsten mines, which has been operating for over a century and is renowned for its high-grade, low-impurity tungsten concentrate. Almonty’s Spanish assets include the Valtreixal tungsten mine project (“the Valtreixal Mine”) located in the province of Zamora, in Western Spain, which is currently under development, and the Los Santos tungsten mine (the “Los Santos Mine” and together with the Sangdong Mine, the Sangdong Molybdenum Project, the Panasqueira Mine and the Valtreixal Mine, the “Mineral Projects”) located near Salamanca, Spain, which is currently in care and maintenance. In addition, the Company has the exclusive right to explore, develop and mine certain unpatented tungsten mining claims located in Beaverhead County, Montana in the United States (the “Gentung Browns Lake Tungsten Project”).

Almonty was incorporated under the laws of the province of British Columbia on September 28, 2009 and was continued under the CBCA effective March 27, 2012. On February 27, 2025, the holders of Common Shares of the Company voted in favour of changing the Company’s jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware, such that the Company would be governed by the Delaware General Corporation Law (the “Domestication”). The Domestication reflects the growing importance of the United States in the Company’s strategic positioning. If the board of directors of the Company (the “Board”) decides to proceed with the Domestication, the Domestication will be implemented by way of a court-approved plan of arrangement under the CBCA (the “Arrangement”) and will be effective on the date set forth in the Certificate of Conversion and Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware. In addition to the issuance of the final order of the Ontario Superior Court of Justice (Commercial List) approving the Arrangement, the Arrangement is subject to the receipt of appropriate consents, approvals, and/or waivers from relevant regulatory authorities and third parties, including the CBCA Director, the TSX, the Nasdaq and the ASX. Pursuant to the resolution approved by the holders of Common Shares of the Company, the Board may, without further notice to or approval of the Company’s shareholders, decide not to proceed with the Arrangement. It is notably possible that, if the Board is, among other factors, not satisfied that it is in the Company’s best interest due to anticipated Canadian tax consequences of the Arrangement, it may not proceed with the Arrangement.

Almonty’s head and registered office is located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7.

For a list of the Company’s subsidiaries and further description of the business of the Company, please see the AIF. Additional information about our business is also included in other documents incorporated by reference in this Prospectus Supplement, which are available under our profile on SEDAR+ at www.sedarplus.ca.

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Material Mineral Project

As announced on July 3, 2025, the Company has conducted a reassessment of its mining portfolio and has concluded that, on the basis of its current strategy, including management’s focus and deployment of resources on the Sangdong Mine and the expected economic importance to the Company of the production at Phase I relative to its other properties, as well as the expected timing and significant potential production increase of Phase II, the Sangdong Mine is the only mineral project on a property that is material to the Company for the purposes of NI 43-101.

Recent Developments

On November 17, 2025, the Company completed its acquisitions of U.S. Tungsten Inc., a U.S.-based privately-owned minerals explorer with the exclusive right to explore, develop and mine the Gentung Browns Lake Tungsten Project, and a privately held Montana corporation holding a number of assets including, but not limited to, a plant permit, water rights and tungsten mining equipment for use in the processing of tungsten from the Gentung Browns Lake Tungsten Project.

MINERAL PROJECTS

For additional information about the Company’s Mineral Projects, please refer to the section entitled “Mineral Projects” at pages 54 to 123 of the Company’s supplemented short form PREP prospectus dated July 11, 2025 and filed on July 14, 2025, which is available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and incorporated by reference herein.

USE OF PROCEEDS

The net proceeds to the Company from the sale of Offered Shares, after deducting the Underwriters’ Fee and the estimated expenses of the Offering (estimated to be approximately US$1 million) are expected to be approximately US$105.6 million, or approximately US$121.6 million if the Option is exercised in full.

As at September 30, 2025, the Company had cash and cash equivalents on hand of approximately C$111.6 million and a working capital position of approximately C$74.4 million. Based on the Company’s currently available non-contingent financial resources and its expected rate of cash burn, the Company expects to be able to continue operations for a minimum of 15 months. For the 12-month period ended September 30, 2025, the Company’s approximate monthly cash burn rate was US$737,719.

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The proposed use of the net proceeds from the sale of Offered Shares is described in detail below. The below noted allocation represents the Company’s intentions with respect to its use of proceeds from the sale of Offered Shares based on current knowledge, planning and expectations of management, and business conditions, of the Company. While the Company believes that the proposed use of proceeds described below is reasonable, management of the Company will retain a degree of discretion in specifically allocating the net proceeds from the sale of Offered Shares and, if exercised, from the exercise of the Option. Actual expenditures may differ from the estimates set forth below. There may be circumstances where, for sound business reasons, including the Company’s varying operating and capital needs, a reallocation of the net proceeds may be deemed prudent or necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified below and will depend on a number of factors, including those listed under the heading “RISK FACTORS” in this Prospectus Supplement.

Although the Company expects the Sangdong Mine to generate positive cash flow once in commercial production, the Company is not expecting to receive, directly or indirectly, cash flow from such production (whether by way of dividends or otherwise) until the first quarter of 2026, an underlying assumption in the following use of proceeds. The Company intends to use the net proceeds from the sale of Offered Shares for the following principal purposes:

	Net Proceeds (US$ Millions)	Net Proceeds (including the Option) (US$ Millions)
(I) Exploration and development work at the Gentung Browns Lake Tungsten Project	24.6	28.3
(II) Expansion work at the Panasqueira Mine	24.6	28.3
(III) Exploration work at the Sangdong Molybdenum Project	24.6	28.3
(IV) Working capital and general corporate purposes (1)	31.7	36.5
Total:	105.6	121.6

(1)	Funds included in general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, and to other purposes.

If the Option is exercised in whole or in part, the Company intends to use the additional net proceeds from such exercise to undertake exploration and development work at the Gentung Browns Lake Tungsten Project (up to US$28.3 million (or up to 23.3% of the net proceeds)), to undertake expansion work at the Panasqueira Mine (up to US$28.3 million (or up to 23.3% of the net proceeds)), to undertake exploration work at the Sangdong Molybdenum Project (up to US$28.3 million (or up to 23.3% of the net proceeds)), and for working capital and general corporate purposes (up to US$36.5 million (or up to 30% of the net proceeds)).

Business Objectives and Principal Purposes

While the Company remains primarily focused on advancing the Sangdong Mine, it intends to allocate a portion of the net proceeds from the Offering to evaluate and advance the development of other opportunities within its projects portfolio. These include the Gentung Browns Lake Tungsten Project, the Panasqueira Mine, and the Sangdong Molybdenum Project. The Company believes that the completion of the Offering will better position the Company to further its business objectives of exploration and development of its assets and create long-term value for the Company’s shareholders.

I)	Exploration and development work at the Gentung Browns Lake Tungsten Project

In order to support the evaluation of the development path and the production profile of the recently acquired Gentung Browns Lake Tungsten Project, the Company intends to use up to US$24.6 million (or up to approximately 23.3%) of the net proceeds of the Offering to fund development and exploration activities at the Gentung Browns Lake Tungsten Project, including across the Gentung-Browns Lake corridor, consistent with the Company’s exclusive rights to explore and develop the Gentung Browns Lake Tungsten Project. Such activities may include engineering, metallurgical, infrastructure-related or preparatory site-development work, as well as further studies, assessments, and other project-advancement activities, such as drilling.

Although no formal decision has been made yet, based on the results from exploration activities, production at Gentung Browns Lake Tungsten Project may be possible in the coming years, with a production capacity that is currently under review by Almonty.

In the event of the exercise of the Option in full, the Company intends to allocate an additional US$28.3 million towards exploration and development work at the Gentung Browns Lake Tungsten Project.

II)	Expansion work at the Panasqueira Mine

The Company intends to use up to US$24.6 million (or up to approximately 23.3%) of the net proceeds of the Offering toward the development of the planned extension of the Panasqueira Mine (the “L4 Extension”). The L4 Extension is designed to access deeper ore zones below the current mining levels, primarily from Level 3, with the potential to extend the life of the mine and significantly increase production capacity. The expansion aims to raise processing capacity from approximately 600,000 tonnes to 800,000 tonnes and improve the average head grade to approximately 0.19%. Following completion of the planned extension, annual WO₃ production is expected to reach approximately 124,000 MTUs of WO₃ concentrate.

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In connection with the planned expansion, Almonty intends to advance development activities that may include additional underground access and processing optimization initiatives to support the targeted increase in capacity and grade. The Company also might conduct additional drilling at the Panasqueira Mine orebody to improve geological understanding and support the planned expansion.

In the event of the exercise of the Option in full, the Company intends to allocate an additional US$28.3 million towards expansion work at the Panasqueira Mine.

III)	Exploration work at the Sangdong Molybdenum Project

The Company intends to use up to US$24.6 million (or up to approximately 23.3%) of the net proceeds of the Offering to fund ongoing development activities at the Sangdong Molybdenum Project. These activities include the current drilling program at the Sangdong Molybdenum Project, announced on September 23, 2025, to obtain data to confirm whether mineral reserves of molybdenum can be established ahead of possible future production. The proceeds may also be used for project engineering, permitting, and preparatory infrastructure works in connection with the potential development of the project.

In the event of the exercise of the Option in full, the Company intends to allocate an additional US$28.3 million towards exploration work at the Sangdong Molybdenum Project.

IV)	Working capital, corporate expenses, business development, potential future acquisitions and other purposes

Up to US$31.7 million (or up to approximately 30%) of the net proceeds of the Offering will be used primarily for general corporate purposes, including, but not limited to, working capital, corporate expenses, business development, potential future acquisitions and other purposes.

Following completion of the Offering, the Company will have working capital of approximately $209.9 million. The Company had negative cash flow from operating activities for the nine-month period ended September 30, 2025 of approximately $6.8 million. The Company also had negative operating cash flow for the year ended December 31, 2024. The Company anticipates that it will continue to have negative cash flow from operating activities as it finalizes the development and construction of the Sangdong Mine and achieves commercial production, and a portion of the net proceeds of the Offering may thus be used to fund anticipated negative cash flows in future periods. The Company wants to leverage the net proceeds of the Offering in pursuit of its ongoing general business objective of achieving positive operating cash flows.

In the event of the exercise of the Option in full, the Company intends to allocate an additional US$36.5 million towards working capital, corporate expenses, business development, potential future acquisitions and other purposes.

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DESCRIPTION OF SECURITIES

The authorized share capital of Almonty consists of an unlimited number of Common Shares of which 235,788,873 are issued and outstanding as at the date of this Prospectus Supplement. There are also outstanding 4,284,410 warrants to acquire Common Shares (“Warrants”), 2,366,292 CDI options to acquire Common Shares, 7,497,976 stock options (“Stock Options”) and 3,277,773 restricted share units (“Restricted Share Units” or “RSUs”) as of the date of this Prospectus Supplement.

See “DESCRIPTION OF SECURITIES—Common Shares” in the Shelf Prospectus for a detailed description of the attributes of our Common Shares.

CONSOLIDATED CAPITALIZATION

Other than as may be described in this Prospectus Supplement or the documents incorporated herein, since September 30, 2025, there have been no material changes in our consolidated share and loan capital. The following table sets forth our cash and cash equivalents, long-term debt and financial liabilities and capitalization as of September 30, 2025 on an actual basis and after giving effect to the Offering. This table should be read in conjunction with the Q3 Financial Statements and Q3 MD&A, which are incorporated by reference herein.

	As at September 30, 2025 before giving effect to the Offering		As at September 30, 2025 after giving effect to the Offering (1) (2)		As at September 30, 2025 after giving effect to the Offering (1) (3)
Cash and equivalents	C$	111.6 million	C$	185.9 million	C$	201.9 million
Long term financial liabilities (lease obligations and reclamation)	C$	28.0 million	C$	28.0 million	C$	28.0 million
Debentures	C$	27.0 million	C$	27.0 million	C$	27.0 million
Long-term debt	C$	197.3 million	C$	197.3 million	C$	197.3 million
Outstanding Common Shares (unlimited authorized)		224,811,608		242,811,608		245,511,608
Share capital (unlimited authorized)	C$	317.1 million	C$	333.7 million	C$	349.7 million

(1)	After deducting the Underwriters’ Fee and estimated expenses of the Offering payable by the Company. The amount does not reflect the use of proceeds set out under “USE OF PROCEEDS”.
(2)	Includes the estimated net proceeds of the Offering to be received by the Company from the sale of the Offered Shares, assuming no exercise of the Option.
(3)	Includes the estimated net proceeds of the Offering to be received by the Company from the sale of the Offered Shares, assuming full exercise of the Option.

The foregoing table excludes:

●	7,964,636 Common Shares issuable upon the exercise of outstanding Stock Options at a weighted average exercise price of C$1.72 per share;

●	3,233,329 Common Shares issuable upon the exercise of outstanding Restricted Share Units at a weighted average exercise price of C$2.66 per share;

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●	19,535,332 unallocated Common Shares reserved for future issuance under our Omnibus Equity Incentive Plan dated effective as of April 30, 2025, the Third Amended and Restated Incentive Stock Option Plan or the Restricted Share Unit Plan;

●	25,380,362 Common Shares issuable upon the exercise of convertible debentures at a weighted average exercise price of C$1.07 per share;

●	9,240,625 Common Shares issuable upon the exercise of warrants at a weighted average exercise price of C$1.20 per share; and

●	6,440,003 Common Shares issuable upon the exercise of CDI options at a weighted average exercise price of C$1.45 per share.

Certain convertible debentures, warrants, and CDI options carry exercise prices designated in U.S. dollars, Euros, or Australian dollars. To determine the weighted average exercise prices set out above, the respective exercise price of such convertible debentures, warrants, and CDI options were converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 10, 2025.

PRIOR SALES

The following table summarizes the issuance by the Company of Common Shares and of securities that are convertible or exchangeable into Common Shares during the 12-month period preceding the date of this Prospectus Supplement.

Common Shares

Date of Issue	Number of Shares Issued Actual	Price Per Share Actual		Number of Shares Issued As Adjusted (1)	Price Per Share As Adjusted (1)
December 23, 2024	2,000,000	C$	0.82	1,333,333	C$	1.23
December 23, 2024	230,469	C$	0.7683	153,646	C$	1.15245
December 30, 2024	4,583,334 (underlying CDIs)	A$	0.9	3,055,556 (underlying CDIs)	A$	1.35
January 14, 2025	7,500,000 (underlying CDIs)	A$	0.9	5,000,000 (underlying CDIs)	A$	1.35
January 24, 2025	100,000	C$	0.9	66,666	C$	1.35
January 31, 2025	2,527,000	C$	0.82	1,684,666	C$	1.23
February 6, 2025	3,333,333 (underlying CDIs)	A$	0.9	2,222,222 (underlying CDIs)	A$	1.35
February 10, 2025	25,000	C$	0.33	16,666	C$	0.495
February 11, 2025	100,000 (underlying CDIs)	A$	1.25	66,666 (underlying CDIs)	A$	1.875
February 18, 2025	50,000	C$	0.52	33,333	C$	0.78
February 20, 2025	50,000 (underlying CDIs)	A$	1.25	33,333 (underlying CDIs)	A$	1.875
February 28, 2025	100,000 (underlying CDIs)	A$	1.25	66,666 (underlying CDIs)	A$	1.875
February 28, 2025	100,000 (underlying CDIs)	A$	0.84	66,666 (underlying CDIs)	A$	1.26

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Date of Issue	Number of Shares Issued Actual	Price Per Share Actual		Number of Shares Issued As Adjusted (1)	Price Per Share As Adjusted (1)
March 5, 2025	100,000 (underlying CDIs)	A$	1.25	66,666 (underlying CDIs)	A$	1.875
March 5, 2025	490,197 (underlying CDIs)	A$	0.69	326,798 (underlying CDIs)	A$	1.035
March 6, 2025	222,222 (underlying CDIs)	A$	1.25	148,148 (underlying CDIs)	A$	1.875
March 7, 2025	555,556 (underlying CDIs)	A$	1.25	370,370 (underlying CDIs)	A$	1.875
March 24, 2025	30,000	C$	0.66	20,000	C$	0.99
March 25, 2025	171,000 (underlying CDIs)	A$	0.84	114,000 (underlying CDIs)	A$	1.26
March 25, 2025	1,200,000 (underlying CDIs)	A$	1.25	800,000 (underlying CDIs)	A$	1.875
March 26, 2025	312,024	C$	0.65	208,016	C$	0.975
March 26, 2025	168,630	C$	0.69	112,420	C$	1.035
March 28, 2025	225,000 (underlying CDIs)	A$	0.84	150,000 (underlying CDIs)	A$	1.26
April 1, 2025	42,142	C$	0.33	28,094	C$	0.495
April 1, 2025	150,476	C$	0.52	100,317	C$	0.78
April 1, 2025	34,047	C$	0.67	22,698	C$	1.005
April 1, 2025	137,142	C$	0.66	91,428	C$	0.99
April 4, 2025	75,000 (underlying CDIs)	A$	0.84	50,000 (underlying CDIs)	A$	1.26
April 11, 2025	1,666,667 (underlying CDIs)	A$	1.25	1,111,111 (underlying CDIs)	A$	1.875
April 16, 2025	813,400	C$	2.34	542,266	C$	3.51
April 16, 2025	100,000 (underlying CDIs)	A$	1.25	66,666 (underlying CDIs)	A$	1.875
April 29, 2025	125,000 (underlying CDIs)	A$	0.84	83,333 (underlying CDIs)	A$	1.26
May 5, 2025	1,859,113 (underlying CDIs)	A$	0.84	1,239,408 (underlying CDIs)	A$	1.26
May 5, 2025	75,000	C$	0.7	50,000	C$	1.05
May 8, 2025	150,000 (underlying CDIs)	A$	0.84	100,000 (underlying CDIs)	A$	1.26
May 13, 2025	180,722	US$	0.83	120,481	US$	1.245
May 20, 2025	125,000 (underlying CDIs)	A$	1.25	83,333 (underlying CDIs)	A$	1.875
May 21, 2025	200,000 (underlying CDIs)	A$	1.25	133,333 (underlying CDIs)	A$	1.875
May 27, 2025	177,500 (underlying CDIs)	A$	1.25	118,333 (underlying CDIs)	A$	1.875
June 3, 2025	67,500 (underlying CDIs)	A$	0.84	45,000 (underlying CDIs)	A$	1.26
June 3, 2025	666,667 (underlying CDIs)	A$	1.25	444,444 (underlying CDIs)	A$	1.875
June 4, 2025	700,000 (underlying CDIs)	A$	1.25	466,666 (underlying CDIs)	A$	1.875
June 5, 2025	1,190,476	US$	0.84	793,650	US$	1.26
June 9, 2025	133,334 (underlying CDIs)	A$	1.25	88,889 (underlying CDIs)	A$	1.875
June 10, 2025	40,153	C$	0.64	26,768	C$	0.96
June 12, 2025	111,111 (underlying CDIs)	A$	1.25	74,074 (underlying CDIs)	A$	1.875
June 13, 2025	150,000	C$	1.14	100,000	C$	1.71
June 13, 2025	10,000	C$	0.74	6,666	C$	1.11
June 13, 2025	450,000 (underlying CDIs)	A$	1.25	300,000 (underlying CDIs)	A$	1.875
June 18, 2025	200,000 (underlying CDIs)	A$	0.84	133,333 (underlying CDIs)	A$	1.26
June 23, 2025	60,000	C$	1.14	40,000	C$	1.71
June 23, 2025	40,031	C$	0.64	26,687	C$	0.96
June 25, 2025	500,000 (underlying CDIs)	A$	1.25	333,333 (underlying CDIs)	A$	1.875
June 27, 2025	650,000 (underlying CDIs)	A$	1.25	433,333 (underlying CDIs)	A$	1.875
June 30, 2025	130,000 (underlying CDIs)	A$	1.25	86,666 (underlying CDIs)	A$	1.875
July 15, 2025 (2)	20,000,000	US$	4.50	-		-

15

Date of Issue	Number of Shares Issued Actual	Price Per Share Actual		Number of Shares Issued As Adjusted (1)	Price Per Share As Adjusted (1)
July 15, 2025	105,333	C$	1.11	-	-
July 15, 2025	53,333	C$	1.71	-	-
July 16, 2025	333,333 (underlying CDIs)	A$	1.875	-	-
July 17, 2025	18,333 (underlying CDIs)	A$	1.875	-	-
July 18, 2025	33,333	C$	1.05	-	-
July 21, 2025	185 (underlying CDIs)	A$	1.875	-	-
July 23, 2025	500,000 (underlying CDIs)	A$	1.875	-	-
August 7, 2025	185,184 (underlying CDIs)	A$	1.875	-	-
August 14, 2025	101,852 (underlying CDIs)	A$	1.875	-	-
August 22, 2025	33,333	C$	1.05	-	-
September 2, 2025	160,330	C$	1.20	-	-
September 2, 2025	306,060	C$	0.495	-	-
September 2, 2025	2,928,041	C$	1.305	-	-
September 2, 2025	127,823	C$	1.41	-	-
September 2, 2025	435,537	C$	0.78	-	-
September 3, 2025	133,333		€0.50	-	-
September 3, 2025	18,333 (underlying CDIs)	A$	1.875	-	-
September 3, 2025	100,000	A$	1.035	-	-
September 3, 2025	2,000	C$	1.71	-	-
September 5, 2025	199,998 (3)	-		-	-
September 8, 2025	270,735	C$	1.20	-	-
September 8, 2025	106,101	C$	1.305	-	-
September 8, 2025	55,711	C$	1.05	-	-
September 8, 2025	51,955	C$	1.41	-	-
September 8, 2025	51,329	C$	1.47	-	-
September 8, 2025	87,793	C$	0.78	-	-
September 8, 2025	568,074	C$	0.945	-	-
September 8, 2025	788,730	C$	0.99	-	-
September 16, 2025	24,666	C$	1.71	-	-
September 17, 2025	666,666	C$	0.90	-	-
September 17, 2025	61,762	C$	0.495	-	-
September 17, 2025	53,738	C$	1.305	-	-
September 17, 2025	59,384	C$	0.735	-	-
September 19, 2025	30,969	C$	0.495	-	-
September 19, 2025	27,100	C$	1.305	-	-
September 19, 2025	29,823	C$	0.735	-	-
September 30, 2025	31,368	C$	0.495	-	-
September 30, 2025	28,154	C$	1.305	-	-
September 30, 2025	30,416	C$	0.735	-	-
October 1, 2025	73,333 (underlying CDIs)	A$	1.875	-	-
October 2, 2025	31,405	C$	0.495	-	-
October 3, 2025	31,449	C$	0.495	-	-
October 3, 2025	28,367	C$	1.305	-	-
October 3, 2025	30,536	C$	0.735	-	-
October 3, 2025	55,935	C$	1.41	-	-
October 3, 2025	1,166,666 (underlying CDIs)	C$	1.68	-	-
October 14, 2025	22,222 (3)	-		-	-
October 14, 2025	30,829	C$	1.05	-	-
October 14, 2025	296,296	C$	0.90	-	-
October 14, 2025	727,272	C$	1.11	-	-
October 14, 2025	1,333,333	C$	1.71	-	-
October 15, 2025	31,749	C$	0.495	-	-
October 15, 2025	30,129	C$	1.305	-	-
October 15, 2025	31,528	C$	0.735	-	-
October 17, 2025	29,553	C$	1.305	-	-
October 20, 2025	740,740	C$	0.98	-	-
October 20, 2025	411,908	C$	1.11	-	-
October 20, 2025	1,000,000	C$	1.71	-	-
October 21, 2025	13,333	C$	1.71	-	-
October 27, 2025	292,157	A$	1.035	-	-
October 28, 2025	222,222	A$	1.875	-	-
November 4, 2025	2,319,333 (underlying CDIs)	A$	1.13	-	-
November 5, 2025	28,278	C$	1.305	-	-
November 7, 2025	82,674	C$	3.75	-	-
November 12, 2025	29,951	C$	0.99	-	-
November 14, 2025	1,347,305	US$	6.68	-	-
		(deemed price)
November 21, 2025	56,539	C$	1.20	-	-
November 28, 2025	100,000	C$	1.125	-	-
December 1, 2025	5,812	C$	5.911	-	-
		(deemed price)
December 1, 2025	7,044	C$	4.8113	-	-
			(deemed price)
December 1, 2025	5,330	C$	4.69	-	-
		(deemed price)
December 3, 2025	30,704	C$	0.735	-	-
December 4, 2025	333,333	C$	1.11	-	-

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.
(2)	Reflects trading of the Common Shares on a post-consolidation basis.
(3)	Reflects the issuance of Common Shares upon the settlement of Restricted Share Units.

16

Stock Options granted under the Company’s Third Amended and Restated Incentive Stock Option Plan or the Company’s Omnibus Equity Incentive Plan

Date of Grant	Number of Stock Options Issued Actual	Exercise Price Actual (C$)	Number of Stock Options Issued As Adjusted (1)	Exercise Price As Adjusted (1) (C$)
February 4, 2025	250,000	1.195	166,666	1.7925
February 24, 2025	200,000	1.915	133,333	2.8725
March 7, 2025	522,000	1.89	348,000	2.835
March 14, 2025	150,000	1.62	100,000	2.43
April 23, 2025	150,000	2.57	100,000	3.855
April 30, 2025	2,275,000	2.50	1,516,666	3.75
November 27, 2025	-	-	200,000	8.93

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

Restricted Shares Units granted under the Company’s Restricted Share Unit Plan and under the Company’s Omnibus Equity Incentive Plan

Date of Grant	Number of RSUs Granted Actual	Number of RSUs Granted As Adjusted (1)
March 24, 2025	100,000	66,666
March 26, 2025	813,400	542,266
April 2, 2025	1,000,000	666,666
June 9, 2025	100,000	66,666
July 1, 2025	100,000	66,666
September 11, 2025	666,666	-
October 7, 2025	66,666	-
December 1, 2025	5,812	-
December 1, 2025	12,374	-

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

Warrants and CDI Options

Date of Issue	Number of Warrants and CDI Options Issued Actual	Exercise Price Actual		Number of Warrants or CDI Options Issued As Adjusted (1)	Exercise Price As Adjusted (1)
December 23, 2024	2,000,000	C$	1.14	1,333,333	C$	1.71
December 30, 2024	4,583,334 (to purchase Common Shares underlying CDIs)	A$	1.25	3,055,556 (to purchase Common Shares underlying CDIs)	A$	1.875
January 14, 2025	7,500,000 (to purchase Common Shares underlying CDIs)	A$	1.25	5,000,000 (to purchase Common Shares underlying CDIs)	A$	1.875
January 31, 2025	2,527,000	C$	1.14	1,684,666	C$	1.71
February 7, 2025	3,333,333 (to purchase Common Shares underlying CDIs)	A$	1.25	2,222,222 (to purchase Common Shares underlying CDIs)	A$	1.875

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

17

MARKET FOR SECURITIES

On July 3, 2025, we effected a 1.5-to-1 consolidation of our Common Shares and our Common Shares commenced trading on a post-consolidated basis on July 7, 2025. The consolidation was approved by our shareholders on April 30, 2025 at our annual general and special meeting of shareholders. Except where otherwise noted, all information in this Prospectus Supplement and the documents incorporated by reference dated on or after the date of the Share Consolidation give pro forma effect to such share consolidation. See “CONSOLIDATED CAPITALIZATION”.

TSX (Common Shares)

	Actual			As Adjusted (1)
Month	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
December 1 to 8, 2025 (2)	11.31	8.61	2,481,326	-	-	-
November 2025 (2)	10.29	7.70	12,662,075	-	-	-
October 2025 (2)	14.99	8.12	17,646,625	-	-	-
September 2025 (2)	8.81	5.48	7,957,534	-	-	-
August 2025 (2)	6.52	5.01	7,689,683	-	-	-
July 7 to 31, 2025 (2)	8.66	4.36	13,213,942	-	-	-
July 1 to 4, 2025	4.70	4.06	3,288,989	7.05	6.09	2,192,658
June 2025	4.70	2.65	16,087,754	7.05	3.98	10,725,169
May 2025	2.65	2.24	8,181,928	3.98	3.36	5,454,619
April 2025	2.69	1.85	10,346,658	4.04	2.78	6,897,772
March 2025	2.61	1.46	12,598,663	3.92	2.19	8,399,109
February 2025	2.22	1.17	13,626,656	3.33	1.76	9,084,437
January 2025	1.29	0.91	7,853,549	1.94	1.37	5,235,699
December 2024	0.92	0.84	4,197,468	1.38	1.26	2,798,312

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.
(2)	Reflects trading of the Common Shares on a post-consolidation basis.

Nasdaq (Common Shares)

	Actual
Month	High (US$)	Low (US$)	Volume
December 1 to 8, 2025	8.17	6.17	11,498,544
November 2025	7.35	5.44	35,551,890
October 2025	10.68	5.83	84,635,619
September 2025	6.35	3.98	21,173,590
August 2025	4.75	3.64	16,512,452
July 14 to 31, 2025 (1)	5.50	3.16	22,737,529

(1)	The Common Shares commenced trading on the Nasdaq on July 14, 2025.

18

ASX (CDIs)

	Actual			As Adjusted (1)
Month	High (A$)	Low (A$)	Volume	High (A$)	Low (A$)	Volume
December 1 to 8, 2025 (2)	10.98	9.71	86,840
November 2025 (2)	11.20	8.00	288,641	-	-	-
October 2025 (2)	15.30	8.80	1,576,957	-	-	-
September 2025 (2)	9.20	6.30	1,677,162	-	-	-
August 2025 (2)	7.05	5.47	1,115,719	-	-	-
July 7 to 31, 2025 (2)	8.22	5.16	676,788	-	-	-
July 1 to 4, 2025	5.22	4.55	446,747	7.83	6.83	297,831
June 2025	4.83	2.92	2,755,386	7.25	4.38	1,836,924
May 2025	2.99	2.60	1,386,937	4.49	3.90	924, 625
April 2025	2.85	2.20	4,558,683	4.28	3.30	3,039,122
March 2025	2.56	1.67	3,625,649	3.84	2.51	2,417,099
February 2025	2.40	1.36	3,565,534	3.60	2.04	2,377,023
January 2025	1.35	0.96	3,272,957	2.03	1.44	2,181,971
December 2024	1.00	0.88	483,049	1.50	1.32	322,033

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.
(2)	Reflects trading of the Common Shares on a post-consolidation basis.

19

PLAN OF DISTRIBUTION

General

The Company and the Lead Bookrunning Manager (on behalf of the Underwriters) have entered into the Underwriting Agreement with respect to the Offered Shares.

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed, severally, and not jointly or jointly and severally, to purchase, as principals, the Offered Shares on the Closing date at the Offering Price, payable in cash to the Company against delivery of the Offered Shares. The obligations of the Underwriters under the Underwriting Agreement are subject to compliance with all legal requirements and the conditions contained in the Underwriting Agreement. The Underwriters may terminate their obligations under the Underwriting Agreement at their discretion on the basis of a “material change out”, “disaster out”, “regulatory out” or similar provision and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of those Offered Shares are purchased under the Underwriting Agreement.

The terms of the Offering, including the Offering Price, were determined by arm’s length negotiation between the Company and the Underwriters, with reference to the then-current market price for the Common Shares and prevailing market conditions. Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice.

The Offered Shares are being offered only in the United States by the Underwriters pursuant to the Underwriting Agreement. The Offering is being made in the United States under the terms of the Registration Statement, of which the Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and such other registered dealers as may be designated by the Underwriters. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Indemnification

We have also agreed to indemnify the Underwriters and their respective officers, employees and controlling persons (if any) against certain liabilities, including under the U.S. Securities Act, the Exchange Act or other federal or state law or regulation or Canadian law, at common law or otherwise, and to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

Option to Purchase Additional Common Shares

In addition, the Company has granted the Underwriters the Option, which is exercisable in whole or in part for a period of 30 days from the date of the Underwriting Agreement and pursuant to which the Underwriters may purchase Additional Shares, being up to an additional 15% of the Offering, on the same terms as set forth above. This Prospectus Supplement qualifies the grant of the Option and the issuance of Additional Shares on the exercise of the Option.

20

Commission

In consideration for the services provided by the Underwriters, the Company agreed to pay the Underwriters’ Fee equal to 5.25% of the gross proceeds realized on the proceeds of the Offering (including on any exercise of the Option).

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Common Shares is completed, SEC rules may limit the Underwriters and selling group members from bidding for and purchasing our Common Shares. However, the Underwriters may engage in transactions that stabilize the price of the Common Shares, such as bids or purchases to peg, fix or maintain that price. The Underwriters are not, however, required to engage in these activities.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase our securities for their own account or for accounts over which they exercise control or direction. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the rules of applicable regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization, relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

In connection with the Offering, the Underwriters may purchase and sell our Common Shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. “Covered” short sales are sales made in an amount not greater than the Option. The Underwriters may close out any covered short position by either exercising its Option, in whole or in part, or purchasing Common Shares in the open market. In determining the source of Common Shares to close out the covered short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the Option granted to them. “Naked” short sales are sales in excess of such Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of Common Shares made by the Underwriters in the open market prior to the completion of the Offering.

The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Lead Bookrunning Manager has repurchased Common Shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. Subject to applicable rules, the Underwriters may conduct these transactions on the Nasdaq, the TSX or otherwise. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of our securities is for the purpose of maintaining a fair and orderly market in such securities, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

21

Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares. In addition, neither we nor any of the Underwriters make any representation that the Lead Bookrunning Manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

This Prospectus Supplement may be made available in electronic format on websites or through other online services maintained by the Underwriters or by their affiliates (in accordance with Rule 172 under the U.S. Securities Act). In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this Prospectus Supplement in electronic format, the information on the Underwriters’ websites or our website and any information contained in any other websites maintained by the Underwriters or by us is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved and/or endorsed by us or the Underwriters in their capacity as the Underwriters, and should not be relied upon by investors.

No Sales of Similar Securities

The Company has agreed for a period of 60 days from the date of this Prospectus Supplement that the Company will not, without the prior written consent of the Lead Bookrunning Manager, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the U.S. Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise, subject to certain limited exceptions. The Company has agreed to cause each of the directors and officers, a key employee of the Company and Almonty Partners, LLC to enter into lock-up agreements, each in form and content acceptable to the Underwriters and their counsel, acting reasonably, in favour of the Underwriters, evidencing their agreement not to directly or indirectly sell or agree to sell, any Common Shares or securities exchangeable or convertible into Common Shares for 30 days from the date of the Underwriting Agreement or, in the case of Mr. Lewis Black and Almonty Partners, LLC, for 60 days from the date of the Underwriting Agreement, in each case without the Underwriters’ prior written consent, subject to certain limited exceptions.

Other Relationships

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

22

Settlement

It is expected that the Company will arrange for the instant deposit of the Offered Shares by the Underwriters under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on Closing, or as otherwise may be agreed to among the Company and the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which is the first business day following the date of the Prospectus Supplement (such settlement cycle being referred to as “T+1”).

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Common Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Common Shares shall require the Company or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

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United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to the Offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

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Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

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Israel

In the State of Israel this Prospectus Supplement shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this Prospectus Supplement or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, (i) is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with the Company and each of the Underwriters; (iii) is not affiliated with the Company or any of the Underwriters; (iv) acquires and holds the Offered Shares as capital property; (v) has not entered and will not enter into, with respect to the Offered Shares, a “derivative forward agreement” as that term is defined in the Tax Act; and (vi) does not use or hold, and is not deemed to use or hold, the Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). Generally, the Offered Shares will be considered to be capital property to a Non-Resident Holder provided that the Non-Resident Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Non-Resident Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement, the provisions of the Tax Act in force as of the date prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations, is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder, and no representations concerning the tax consequences to any particular Non-Resident Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Non-Resident Holder’s particular circumstances. Non-Resident Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

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Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be computed in Canadian dollars based on the applicable exchange rate determined in accordance with the Tax Act.

Adjusted Cost Base of Common Shares

The adjusted cost base to a Non-Resident Holder of an Offered Share acquired pursuant to this Prospectus Supplement will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property by the Non-Resident Holder immediately prior to such acquisition.

Dividends on Offered Shares

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. In general, in the case of a Non-Resident Holder who is at all relevant times a resident of the United States for purposes of the Canada-United States Tax Convention (1980), as amended (the “Treaty”), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax will be reduced to 15% (or 5% if the beneficial owner of such dividend is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention (including as a result of the application of the MLI).

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX, the Nasdaq, the ASX and the FSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition or deemed disposition the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property to a Non-Resident Holder in certain circumstances specified in the Tax Act.

If the Offered Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult their own tax advisors.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations associated with the acquisition, ownership and disposition of our Common Shares and of the Domestication that are applicable to U.S. Holders and Non-U.S. Holders, each as defined below, that acquires Common Shares pursuant to this Offering. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their own circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with holders that will hold Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time during the preceding five years, 5% or more of the total combined voting power or value of all classes of our stock entitled to vote. In addition, this description does not address the tax treatment of special classes of holders, such as:

●	financial institutions;
●	regulated investment companies;
●	real estate investment trusts;
●	tax-exempt entities or governmental organizations;
●	insurance companies;
●	persons holding the Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;
●	persons who acquired Common Shares through the exercise or cancellation of Stock Options or otherwise as compensation for services;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons subject to the alternative minimum tax;
●	persons that mark their securities to market for U.S. federal income tax purposes;
●	brokers, dealers or traders in securities or currencies;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Common Shares being taken into account in an applicable financial statement;
●	tax-qualified retirement plans, individual retirement accounts, pension funds or other tax deferred accounts; or
●	holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax other than income tax (such as Medicare contribution taxes) or tax consequences under any state, local or non-U.S. laws.

For purposes of this section, you are a “U.S. Holder” if you are: (1) a citizen or an individual resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, not a U.S. Holder or a partnership or other “pass-through” entity for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity is a beneficial owner of our Common Shares, the tax treatment of a partner or other owner or participant will generally depend upon the status of the partner (or other owner or participant) and the activities of the entity (or arrangement). If you are a partner (or other owner of or participant in the partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) of a passthrough entity that acquires Common Shares, you are urged to consult your own tax advisor regarding the tax consequences of acquiring, owning and disposing of Common Shares.

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The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, published administrative pronouncements, existing and proposed U.S. Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below. As a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein, or that a court would not sustain such a challenge.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the acquisition, ownership and disposition of Common Shares.

U.S. Federal Income Tax Considerations for U.S. Holders

U.S. Federal Income Tax Considerations Prior to the Domestication

Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations Prior to the Domestication”, the gross amount of any distribution made by us will generally be subject to U.S. federal income tax as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, without reduction for any Canadian income tax we may be required to withhold from such distributions under Canadian law. Such amount will be includable in a U.S. Holder’s gross income on the date that the distribution is actually or constructively received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be equal to the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted tax basis in its Common Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized upon a subsequent disposition of Common Shares), with any amount that exceeds the U.S. Holder’s adjusted tax basis being taxed as a capital gain recognized on a sale, exchange or other taxable disposition of the Common Shares (as discussed below). However, prior to the Domestication, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should assume that any distribution by us with respect to our Common Shares will be treated as dividends for U.S. federal income tax purposes.

Dividends received by non-corporate U.S. Holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation will be treated as a “qualified foreign corporation” with respect to dividends it pays on shares of its stock that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the Nasdaq will be considered readily tradable on an established securities market in the United States. We have applied to list the Offered Shares and the Additional Shares on the TSX and the Nasdaq, but there can be no assurance that such listing will be granted. However, there can be no assurance that the Common Shares will be considered to be readily tradable on an established securities market in future years. We may also be a “qualified foreign corporation” if we are eligible for benefits of a comprehensive U.S. income tax treaty, which Treasury guidance indicates includes the Treaty. We believe that we are eligible for benefits under the Treaty, but there can be no assurance that we will continue to be eligible for benefits, in particular if the Domestication is effected.

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Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for the purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. Distributions with respect to our Common Shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

If a U.S. Holder is eligible for benefits under the Treaty, the U.S. Holder may be able to claim a reduced rate of Canadian withholding tax. U.S. Holders are urged to consult their own tax advisors about their eligibility for reduction of Canadian withholding tax. A U.S. Holder may be entitled to a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. A U.S. Holder will not be allowed a foreign tax credit for any portion of the withholding tax that could have been avoided by claiming benefits under the Treaty. Alternatively, a U.S. Holder may be able to deduct such foreign taxes in computing taxable income for U.S. federal income tax purposes, provided that, in the case of otherwise creditable taxes, the U.S. Holder has elected to deduct all creditable foreign income taxes paid or accrued for the relevant taxable year. Treasury regulations impose additional requirements that must be met for a foreign tax to be creditable, but IRS notices provide temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Dividends will be treated as having a foreign source for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their own particular circumstances.

The gross amount of any distributions paid in any non-U.S. currency will be included by each U.S. Holder in income in a dollar amount calculated by reference to the exchange rate in effect on the day the distribution is actually or constructively received in accordance with the U.S. Holder’s regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars. If such non-U.S. currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency as distributions. If, instead, such non-U.S. currency is converted at a later date, any currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to currency other than U.S. dollars received as a dividend.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations Prior to the Domestication”, each U.S. Holder will recognize gain or loss upon the sale, exchange or other taxable disposition of our Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the Common Shares that are sold, exchanged or disposed. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Common Shares for more than one year. If the U.S. Holder is an individual, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

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If Canadian income tax is withheld on the sale or other disposition of Common Shares, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of Canadian income tax. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of Common Shares will be treated as having a United States source for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise. Treasury regulations may further limit a U.S. Holder’s ability to claim a foreign tax credit, depending on the nature of the non-U.S. tax. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The initial tax basis of a U.S. Holder’s Common Shares generally will be the U.S. dollar value of the purchase price paid. If the Common Shares are treated as traded on an “established securities market,” a cash method U.S. Holder, or, if it elects, an accrual method U.S. Holder, will determine the U.S. dollar value of the cost of such Common Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. On a sale or other taxable disposition of Common Shares, a U.S. Holder that receives a currency other than U.S. dollars will realize an amount equal to the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the Common Shares are traded on an “established securities market” at such time, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). A U.S. Holder that does not determine the amount realized using the spot exchange rate on the settlement date will recognize currency gain or loss if the U.S. dollar value of the currency received at the spot rate on the settlement date differs from the amount realized. A U.S. Holder will have a tax basis in the currency received equal to its U.S. dollar value at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or on a subsequent conversion or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If an accrual basis U.S. Holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to currency other than U.S. dollars received in a sale or other disposition of Common Shares.

Passive Foreign Investment Company Considerations Prior to the Domestication

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, the foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25 percent (by value) of the stock. For this purpose, passive income generally includes, among other things and subject to various exceptions, dividends, interest, certain rents, royalties and gains from the disposal of passive assets, including income or gain from transactions in commodities that is not derived from the active conduct of a commodities business as a producer, processor, merchant or handler of commodities (within the meaning of applicable regulations). Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending on, among other things, changes in the composition and relative value of its gross receipts and assets and the manner in which its business is conducted. Because the market value of the Company’s assets (including for this purpose, goodwill) may be measured in large part by the market price of the Common Shares, which is likely to fluctuate, no assurance can be given that the Company will not be a PFIC in the current year or in any future taxable year.

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The Company has not made a determination of whether it is or ever has been a PFIC for U.S. federal income tax purposes. Accordingly, it is possible that the Company is or has been a PFIC for U.S. federal income tax purposes, and the Company may be treated as a PFIC for U.S. federal income tax purposes in subsequent years. If the Company were to be classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of any of our Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received with respect to our Common Shares as if such items had been earned rateably over each day in the U.S. Holder’s holding period (or a portion thereof) for the shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year in which the Company was a PFIC would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. An “Excess Distribution” generally would be any distribution to a U.S. Holder with respect to Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during the U.S. Holder’s holding period for the Common Shares. In addition, you would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs (“lower-tier PFICs”).

Mark-to-Market Election

If our Common Shares are treated as “marketable stock” for purposes of the PFIC rules, a U.S. Holder may avoid some of the adverse impacts of the foregoing PFIC rules by making a mark-to-market election. Our Common Shares will be marketable stock if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the SEC or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The Company believes that the Nasdaq, TSX and ASX meet this test, and accordingly, provided that our Common Shares are regularly traded on such markets, U.S. Holders should be able to make a mark-to-market election with respect to the Offered Shares if the Company is classified as a PFIC. After making such an election, or on an actual sale, a U.S. Holder generally would include as ordinary income at the end of each taxable year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our Common Shares over the U.S. Holder’s adjusted basis in such Common Shares. A U.S. Holder also would be allowed to take an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted basis in our Common Shares over the share’s fair market value at the end of the taxable year, and for any loss recognized on actual sale, but only to the extent, in each case, of the previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of our Common Shares would be a capital loss to the extent in excess of previously included mark-to market income not offset by previously deducted decreases in value.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder would continue to be subject to the PFIC rules with respect to its indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes, notwithstanding making a mark-to-market election in respect of our Common Shares. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding our Common Shares and the availability of any tax elections if we are considered a PFIC in any taxable year.

QEF Election

A U.S. Holder may also be able to avoid some of the adverse impacts of the PFIC tax rules outlined above if such U.S. Holder alternatively elected to treat us as a “qualified electing fund” or “QEF”. Under certain circumstances, a U.S. holder may make a “protective” QEF election and file protective information returns with respect to its Common Shares. U.S. Holders are urged to consult their own tax advisors as to the availability and consequences of such an election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

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If a U.S. Holder was eligible for, and timely made, a QEF election, the U.S. Holder would include in income each year for which we are a PFIC (and be subject to current U.S. federal income tax on) the U.S. Holder’s pro rata share of our ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for our taxable year that ends with or within the U.S. Holder’s taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our Common Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our Common Shares and would not be taxed again. The U.S. Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. The U.S. Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Common Shares. A U.S. Holder would generally make a QEF election with respect to the first year during which we were at any time a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. The QEF election is made on a shareholder-by-shareholder basis and can only be revoked with the consent of the IRS.

Notwithstanding any election made with respect to our Common Shares, dividends received with respect to our shares will not constitute “qualified dividend income” if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “Certain United States Federal Income Tax Considerations—Distributions Prior to the Domestication”. Instead, such dividends would be subject to tax at ordinary income rates.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain financial information from the Company. If we determine that we are a PFIC for any taxable year, we do not currently intend to provide the information that a U.S. holder making a QEF election is required to obtain in order to make and maintain a QEF election. Therefore, U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding our Common Shares if we are considered a PFIC in any taxable year and they are not able to make or maintain a QEF election.

Information Reporting and Backup Withholding

In general, information reporting may apply to dividends paid in respect of Common Shares and the proceeds received from the sale, exchange or other disposition of Common Shares within the United States unless a U.S. Holder is an exempt recipient. Backup withholding (currently at a 24% rate) may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Special U.S. income tax reporting requirements are imposed with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year. U.S. Holders holding such foreign financial assets must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their returns to report their ownership of such assets. U.S. Holders are urged to consult their tax advisors regarding the application of the information reporting rules to the acquisition and ownership Common Shares in light of their own circumstances.

During any taxable year in which we or any of our subsidiaries is treated as a PFIC, U.S. Holders may be required to file an annual report with the IRS on Form 8621. Failure to file such report could result in the imposition of penalties. U.S. Holders are urged to consult their own tax advisors concerning the PFIC annual filing requirements to them in light of their own circumstances.

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U.S. Federal Income Tax Considerations Associated with the Domestication for U.S. Holders

Pursuant to the Domestication, the Company will change its jurisdiction of incorporation from Canada to Delaware. We believe that the Domestication should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). However, there is no U.S. federal income tax authority directly addressing the tax consequences of the Domestication and, accordingly, this tax treatment is not free from doubt. Assuming the Domestication qualifies as an F Reorganization, U.S. Holders generally should not recognize gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the caption headings “– Effects of Section 367 on the Domestication” and “– PFIC Status”. The Domestication should be treated, for U.S. federal income tax purposes, as if the Company (prior to the continuance) (i) transferred all of its assets and liabilities to Almonty Industries Inc., a Delaware corporation, as of the effective time of the Domestication (“New Almonty”) in exchange for all of the outstanding common stock of New Almonty (the “New Almonty Shares”) and (ii) then distributed the New Almonty Shares to the shareholders of the Company in liquidation. Assuming the Domestication qualifies as an F Reorganization, and subject to the discussion below, (i) the tax basis of a New Almonty Share deemed to be received by a U.S. Holder in the Domestication will equal the U.S. Holder’s adjusted tax basis in the Common Share deemed to be surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and (ii) the holding period for a New Almonty Share deemed to be received by a U.S. Holder will include such U.S. Holder’s holding period for the Common Share deemed to be surrendered in exchange therefor. U.S. Holders who acquired different blocks of Common Shares at different times or different prices should consult their own tax advisors as to the determination of the tax bases and holding periods of the New Almonty Shares deemed to be received in the Domestication.

If the Domestication does not qualify as an F Reorganization, a U.S. Holder generally would, subject to the potential application of the PFIC rules, recognize gain or loss with respect to its Common Share in an amount equal to the difference between the fair market value of the New Almonty Shares deemed to be received in the Domestication and the U.S. Holder’s adjusted tax basis in such holder’s Common Shares deemed to be surrendered in the Domestication. In such event, such U.S. Holder’s basis in the New Almonty Shares would be equal to the fair market value of such stock on the date of the Domestication, and such U.S. Holder’s holding period for the New Almonty Shares would begin on the day following the date of the Domestication.

Effects of Section 367 on the Domestication

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations and has the effect of imposing U.S. income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code would apply to Domestication under the circumstances discussed below if the Domestication otherwise qualifies as an F Reorganization.

U.S. Holders that own Common Shares with a fair market value of less than $50,000

A U.S. Holder who, at the time of the Domestication, beneficially owns Common Shares with a fair market value of less than $50,000 should not be required to recognize any income or gain under Section 367(b) of the Code in connection with the Domestication.

U.S. Holders that own shares of Common Shares with a fair market value of $50,000 or more (but are not 10% U.S. Holders)

A U.S. Holder who, at the time of the Domestication, is not a 10% U.S. Holder and beneficially owns Common Shares with a fair market value of $50,000 or more must either (a) recognize a gain (if any), but not a loss, with respect to the Domestication or, in the alternative, (b) may elect to recognize the “all earnings and profits amount” attributable to such U.S. Holder.

Unless such U.S. Holder makes the “all earnings and profits” election, such U.S. Holder generally (subject to the potential application of the PFIC rules), should recognize a gain (if any), but not a loss, with respect to their Common Shares in an amount equal to the difference between the fair market value of the New Almonty Shares deemed to be received and such U.S. Holder’s adjusted tax basis in their Common Shares deemed to be surrendered in exchange therefor pursuant to the Domestication, and such gain would be capital gain, and should be long-term capital gain if the U.S. Holder’s holding period for the Common Shares at the time of the Domestication is longer than one year.

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U.S. Holders who acquired different blocks of Common Shares at different times or different prices should consult their own tax advisors as to the determination of the tax bases and holding periods of the New Almonty Shares deemed to be received in the Domestication.

In lieu of recognizing any gain as described above, a U.S. Holder that validly makes the “all earnings and profits” election will be required to include in income as a deemed dividend the “all earnings and profits amount” (within the meaning of Treasury regulations Section 1.367(b)-2(d)) attributable to the Common Shares owned directly by such U.S. Holder. Treasury regulations under Section 367 provide that all the earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock. Accordingly, the “all earnings and profits amount” attributable to the Common Shares held by a U.S. Holder should generally depend on the Company’s accumulated earnings and profits (as determined under U.S. federal income tax principles) from the date that the Common Shares were acquired by such U.S. Holder through the Effective Date.

If a U.S. Holder makes the “all earnings and profits” election, the election must comply with strict conditions for making this election under applicable Treasury regulations. U.S. Holders wishing to make the “all earnings and profits” election should consult their own tax advisors regarding the process for, and effect of, making the election in light of their own circumstances.

10% U.S. Holders

A U.S. Holder who, at the time of the Domestication, beneficially owns (directly, indirectly or by attribution) 10% or more of the total combined voting power or value of all classes of shares of stock of Almonty (a “10% U.S. Holder”) is subject to special rules that generally require such 10% U.S. Holder to include in income, as a deemed dividend, the “all earnings and profits amount” attributable to the shares of Common Stock owned by such U.S. Holder. 10% U.S. Holders should consult their own tax advisors regarding the effect of the Domestication to them in light of their own circumstances.

Determination of the “All Earnings and Profits Amount”

The Company is currently in the process of determining its historical earnings and profits and also expects to determine its earnings and profits for 2025 and for the portion of 2026 ending on the effective date of the Domestication. The Company will likely not complete this determination until after completion of the Domestication. As noted above, the “all earnings and profits amount” attributable to Common Shares held by a particular U.S. Holder should generally depend on the Company’s accumulated earnings and profits from the date that the Common Shares were acquired by such U.S. Holder through the effective date of the Domestication. The Company intends to provide on its external website (https://almonty.com/investors/financials/), under the heading “Financial Reports”, information regarding the Company’s earnings and profits once such information is reasonably available. The determination of the Company’s earnings and profits is a complex determination and may be impacted by numerous factors. Accordingly, there can be no assurance that the IRS will agree with the Company’s determination of such earnings and profits. If the IRS does not agree with such earnings and profits calculations, the earnings and profits of the Company may be greater than reported on the Company’s website (as described above). In such case, a U.S. Holder that makes an “all earnings and profits” election or a 10% U.S. Holder could have a positive (or a more positive than anticipated) “all earnings and profits amount” in respect of such U.S. Holder’s shares and thereby recognize greater taxable income.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX TREATMENT OF THE DOMESTICATION, WHETHER TO MAKE THE “ALL EARNINGS AND PROFITS” ELECTION DESCRIBED ABOVE AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.

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PFIC Status

If the Company was a PFIC for any taxable year during which a U.S. Holder has held Common Shares, certain adverse tax consequences could apply to such U.S. Holder in connection with the Domestication. As discussed above, the Company has not made a determination of whether it is or ever has been a PFIC for U.S. federal income tax purposes. Accordingly, it is possible that the Company is or has been a PFIC for U.S. federal income tax purposes. This determination of whether the Company is or has been a PFIC depends on complex factual determinations that are made annually and thus there can be no assurance that the Company is not and has not been a PFIC. If the Company has not been a PFIC at any time during a U.S. Holder’s holding period for their Common Shares, the Domestication should not be a taxable event for such U.S. Holder solely as a result of the application of the PFIC rules.

However, if the Company was a PFIC for any taxable year during which a U.S. Holder held Common Shares, certain adverse tax consequences, including recognition of gain and application of an interest charge, could apply to such U.S. Holder as a result of the Domestication, unless an exception under the relevant Treasury regulations can be relied upon. Section 1291(f) of the Code generally requires that, to the extent provided in the Treasury regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any provision of law. No final Treasury regulations have been promulgated under this statute. Proposed Treasury regulations were promulgated in 1992 with a retroactive effective date (the “Proposed PFIC Regulations”). If finalized in their current form, the Proposed PFIC Regulations would generally require gain recognition by United States persons deemed to exchange Common Shares for New Almonty Shares pursuant to the Domestication, if Almonty were classified as a PFIC at any time during such United States person’s holding period in such stock and such person had not made either a QEF election for the first taxable year in which such U.S. Holder owned Common Shares or in which the Company was a PFIC, whichever is later, or a “mark-to-market” election (each as discussed above). The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral to such stockholders on our undistributed earnings. In addition, the regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the Proposed PFIC Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 is taxable as provided under Section 367(b). See the discussion above under the section entitled “– Effects of Section 367 on the Domestication”.

It is difficult to predict whether, in what form and with what effective date, final Treasury regulations under Section 1291(f) of the Code will be adopted. The PFIC rules are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to them under their particular circumstances.

U.S. Federal Income Tax Considerations Associated with the Domestication for Non-U.S. Holders

Certain U.S. Federal Income Tax Consequences of the Domestication to Non-U.S. Holders

The Domestication is not expected to result in any material U.S. federal income tax consequences to a Non-U.S. Holder that exchanges Common Shares for New Almonty Shares provided that such Non-U.S. Holder (i) has not been engaged in the conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, such Non-U.S. Holder has not maintained a permanent establishment within the United States), and (ii) is not a non-resident alien individual treated as present in the United States for 183 days or more during the taxable year of the Domestication and certain other requirements are met.

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Ownership and Disposition of New Almonty Shares After the Domestication

Distributions with Respect to New Almonty Shares

In general, any distributions made to a Non-U.S. Holder of New Almonty Shares, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty and the procedures for claiming such benefits. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of the Non-U.S. Holder’s tax basis in the New Almonty Shares, and then, to the extent such excess amount exceeds the Non-U.S. Holder’s tax basis in such New Almonty Shares, as capital gain. See the discussion below under the heading “Sale or Other Taxable Disposition of New Almonty Shares”.

Dividends paid by the Company to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (or, if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The dividend rules are complex. Non-U.S. Holders of New Almonty Shares are urged to consult with their own tax advisors regarding eligibility for benefits under any applicable income tax treaty with respect to dividends paid by the Company after the Domestication and the proper manner for claiming such benefits (including proper certification on an applicable IRS Form W-8).

Sale or Other Taxable Disposition of New Almonty Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the sale or other disposition of its New Almonty Shares unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States);

●	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	the Company is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and either (i) the New Almonty Shares have ceased to be regularly traded on an established securities market or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the New Almonty Shares. The Company does not expect to be classified as a U.S. real property holding corporation immediately after the Domestication.

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Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular graduated tax rates, generally in the same manner as if such Non-U.S. Holder were a United States person. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above generally would be subject to a flat 30% U.S. federal income tax.

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder on the sale, exchange or other disposition of New Almonty Shares would be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such stock from a Non-U.S. Holder may be required to withhold U.S. tax at a rate of 15% of the amount realized upon such disposition. The Company would generally be classified as a U.S. real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. The Company does not expect to be classified as a U.S. real property holding corporation immediately after the Domestication.

Information Reporting and Backup Withholding

A Non-U.S. Holder that holds New Almonty Shares within the U.S. or through certain U.S.-related brokers may be subject to information reporting and possible backup withholding with respect to dividend payments on, and proceeds from the sale, exchange or redemption of, such New Almonty Shares. A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as “FATCA”) generally impose withholding at a rate of 30% in certain circumstances with respect to “withholdable payments” which are held by or through certain non-U.S. financial institutions (including investment funds), as a beneficial owner or as an intermediary, unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned be certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. For this purpose, “withholdable payments” generally include payments of dividends in addition to certain other passive income type amounts. Under the Treasury regulations, withholdable payments include gross proceeds from any sale or other disposition of securities (including New Almonty Shares). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New Almonty Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New Almonty Shares held by an investor that is a non-financial non-U.S. entity (as a beneficial owner or as an intermediary) that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their own tax advisors regarding the possible implications of FATCA on their ownership of New Almonty Shares.

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RISK FACTORS

An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider, in light of their own financial circumstances, the information contained in, or incorporated by reference in, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors identified herein and under the “Risks and Uncertainties” section of the Q3 MD&A and AIF incorporated by reference in this Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the identified risks actually occur, Almonty’s business, financial condition, prospects, results of operations or cash flows, and your investment in the Offered Shares, could be materially and adversely affected. Additional risks or uncertainties not currently known to Almonty, or that Almonty currently deems immaterial, may also impair its business operations. Almonty cannot assure you that any of the events discussed in the risk factors will not occur. If any of such events does occur, you may lose all or part of your original investment in any Offered Shares.

Negative Cash Flows from Operations

In its most recently completed financial year, the Company has sustained net losses from operations and has had a negative cash flow from operating activities of $7.498 million. The Company continues to have negative operating cash flow from operations of $6.8 million as at September 30, 2025. It is highly likely the Company may have negative cash flow in any future period and as a result, the Company will need to use available cash, including proceeds to fund any such negative cash flow. The Company believes that, after receiving the proceeds from the Offering, it will have sufficient funds to operate and advance its business objectives and key milestones for a period of at least fifteen months.

The Company anticipates increased cash flow from operating activities once production begins at the Sangdong Mine, meaning any delay would impact our ability to be cash flow positive. The Company may, in the future, seek further financing through long-term debt from financial institutions, debt or equity financing though capital markets, or private placements. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company’s projects and there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. Any changes in these estimates or adverse developments in the availability of capital could materially impact the Company’s financial performance and results of operations.

The Share Consolidation may not increase the price of our Common Shares over the long-term

On July 3, 2025, the Company effected the Share Consolidation for the reasons disclosed in the management information circular dated March 21, 2025, including with the view of ensuring the Common Shares meet the minimum stock price standards of the Nasdaq. However, the effect of the Share Consolidation on the market price of our Common Shares cannot be predicted with any certainty, and we cannot assure that the Share Consolidation will accomplish this objective for any meaningful period of time, or at all. While we expect that the reduction in the number of outstanding shares of Common Shares will proportionally increase the market price of our Common Shares, we cannot assure investors that the Share Consolidation will increase the market price of our Common Shares by a multiple of any share consolidation ratio, or result in any permanent or sustained increase in the market price of our Common Shares. The market price of our Common Shares may be affected by other factors which may be unrelated to the number of shares outstanding, including our business and financial performance, general market conditions, and prospects for future success.

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Use of Proceeds

We currently intend to allocate the anticipated net proceeds we will receive from the Offering as described under “USE OF PROCEEDS” of this Prospectus Supplement. However, our management will have discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described in “USE OF PROCEEDS” if management believes it would be in the Company’s best interests to do so. Further, the application of the proceeds to various items may not necessarily enhance the value of the Offered Shares. The shareholders of the Company may not agree with the manner in which management chooses to allocate and spend the net proceeds. Our failure to apply the net proceeds as set forth under “USE OF PROCEEDS”, our failure to achieve our stated business objectives set forth in such section, or the failure of our management to apply these funds effectively could have a material adverse effect on our business.

Uncertainty of Gains

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. An investment in the Offered Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Offering Closing Conditions

The completion of the Offering remains subject to the completion of definitive binding documentation and satisfaction of a number of conditions, including receipt of regulatory approvals. There can be no certainty that the Offering will be completed.

Volatility of Trading Price of the Common Shares

The trading price of the Common Shares has in the past and will likely continue to fluctuate for several reasons such as production and/or exploration results or operating results and cash flow, exchange rates, available financing, lack of liquidity and several other factors. It is possible that the price of a Common Share may experience significant fluctuations and that such price might be less than the actual price paid by an investor. In addition, publicly quoted securities are subject to a relatively high degree of price volatility. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future. In recent years, the securities markets in the United States, Canada and Australia have experienced a high level of price and volume volatility, and the market price of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The factors influencing such volatility include pandemics, events affecting economic circumstances in Canada, the United States, Australia and elsewhere, including inflation, war or other territorial disputes, trends in the mining industry and the markets in which the Company operates, purchases or sales of large blocks of Common Shares or securities convertible into or exchangeable for the Common Shares, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in prices for tungsten and other metals and commodities, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange on which they are traded, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

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Dilution to the Company’s Shareholders

The Company may sell equity securities in public offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, project construction, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding convertible securities of the Company may also result in dilution to security holders. See “CONSOLIDATED CAPITALIZATION”.

The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, the Company may issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Liquidity of the Market for the Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX, the Nasdaq and the ASX, or the trading requirements of the FSE, or achieve listing on any other public listing exchange.

Securities or Industry Analysts’ Research

The trading market for the Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover the Company downgrade our Common Shares or publish inaccurate or unfavourable research about our business, the Common Shares price would likely decline. In addition, if the operating results fail to meet the forecast of analysts, the Common Shares price would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports regularly, demand for the Common Shares could decrease, which might cause the Common Shares price and trading volume to decline.

Treatment as an “Emerging Growth Company”

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) reduced disclosure obligations regarding executive compensation, and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Shares held by non-affiliates exceeds US$700 million as of any June 30 before that time or if we have total annual gross revenue of US$1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than US$1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, as applicable. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

Location of the Company, Certain Directors and Officers and the Material Assets

Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company, its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company, its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against the Company, its directors and officers predicated upon the securities laws of the United States or any state thereof.

Payment of Dividends

The Company has not paid any dividends on its Common Shares to date, nor does it contemplate a declaration of payment of dividends until its operations generate sufficient excess cash flow for distribution as it anticipates that it will reinvest the majority of, if not all, future earnings, if any, in the development and growth of its business. Therefore, investors may not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity are discouraged from purchasing Common Shares.

Treatment as a “Passive Foreign Investment Company”

Although the Company has not made a determination in this regard, U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a PFIC within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended for any year during a U.S. holder’s holding period. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as the Company. Accordingly, even if the Company made a determination regarding its PFIC status, there can be no assurance that the Internal Revenue Service would not challenge the Company’s determination. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Company’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Company will be treated under the PFIC rules. Prospective investors should consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in the recognition of taxable income without receipt of distributions from the Company.

South Korea Land Lease Risk

Surface rights for mining purposes are not included in the Sangdong Mine’s permits, but Almonty Korea Tungsten Corporation, a wholly-owned subsidiary of the Company through which title to the Sangdong Mine is held, have leased some of the land used for mining and processing plant activities by effecting payment of a purchase fee based on the appraised value of the land. The rest of the necessary lands for mining, waste disposal and processing plant activities (processing plant, offices and accommodations, etc.) were guaranteed by Yeongwol County, through written official documentation. The expiration date of the site leased from Yeongwol County is December 31, 2025, and it is expected that all of the land leases will be extended by approximately 3 to 5 years. While the land lease agreements for the mining lands were extended until December 31, 2028, there is no guarantee that the Company will be able to extend the other leases, and, as a result, the Company may face increased costs or liabilities to third parties, impairment of assets, lost revenues and the Company’s activities and operations, financial condition, results of operations, future prospects and share price may be adversely affected. See “Risks Related to Property Titles” and “Licenses and Permits” in the Q3 MD&A for more information.

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INTEREST OF EXPERTS

The scientific and technical information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus has been included or incorporated by reference herein or therein in reliance on the report, valuation, statement or opinion of the persons described below.

Adam Wheeler, a qualified person pursuant to NI 43-101, reviewed, prepared or supervised the preparation of information upon which scientific and technical information relating to the Company’s Mineral Projects contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is based. He did not, at the time he prepared or certified any such statement, report or valuation, receive after such time, nor will he receive, any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates or affiliates in connection with the preparation of such technical reports or estimates. As of the date hereof, such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of the Company.

Please see “LEGAL MATTERS” for a discussion of the interests of the legal experts involved in preparing this Prospectus Supplement and please see “AUDITORS AND REGISTRAR AND TRANSFER AGENT” for a discussion of the interests of Zeifmans LLP.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon, on behalf of the Company, by Norton Rose Fulbright Canada LLP with respect to Canadian legal matters and Norton Rose Fulbright US LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Milbank LLP with respect to U.S. legal matters. As at the date of this Prospectus Supplement, the partners and associates of each of Norton Rose Fulbright Canada LLP and Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

AUDITORS AND REGISTRAR AND TRANSFER AGENT

The independent auditors of the Company are Zeifmans LLP, a partnership of Chartered Professional Accountants, in Toronto, Ontario. The audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 were audited by Zeifmans LLP, as set forth in their report on such financial statements. Zeifmans LLP is independent with respect to the Company in accordance with the ethical requirements that are relevant to its audits of the consolidated financial statements in Canada, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent for the Common Shares in Canada is Computershare Investor Services Inc. at its office at 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, and in the United States is Computer share Trust Company N.A. at its office at 150 Royall Street, Canton, Massachusetts, United States, 02021.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement under the heading “DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT”, the following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the Underwriting Agreement; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Zeifmans LLP; (iv) the consent of each “qualified person” for the purposes of NI 43-101 listed on the Exhibit Index of the Registration Statement; and (v) the consents of Norton Rose Fulbright Canada LLP, as Canadian legal counsel, and of Norton Rose Fulbright US LLP, as U.S. legal counsel.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendment thereto. In several of the provinces, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

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This short form base shelf prospectus has been filed under legislation in Ontario, British Columbia and Alberta that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form base shelf prospectus does not constitute an offer to sell or an invitation to subscribe for, or solicitation of an offer to subscribe for or buy, these securities to any person in Australia. This short form prospectus has not been, and will not be, and no other disclosure document in relation to these securities will be lodged with the Australian Securities and Investments Commission or any other regulatory authority in Australia and this short form base shelf prospectus is not, and does not purport to be, a document containing disclosure to investors for the purposes of Part 6D.2 or 7.9 of the Corporations Act 2001 (Cth) (“Corporations Act”). It is not intended to be used in connection with any offer for which such disclosure is required and does not contain all the information that would be required by those provisions if they applied. It is not to be provided to any “retail client” as defined in section 761G of the Corporations Act. Almonty Industries Inc. is not licensed in Australia to provide financial product advice in respect of these securities. Australian cooling-off rights do not apply to the acquisition of these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Almonty Industries Inc. at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 (telephone: 647-438-9766), and are also available electronically on the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	October 31, 2025

Almonty Industries Inc.

US$500,000,000

Common Shares
Preferred Shares
Debt Securities
Warrants
Subscription Receipts
Units

Almonty Industries Inc. (“Almonty” or the “Company”) may offer, issue and sell, as applicable, from time to time, the following securities: (i) common shares (“Common Shares”); (ii) preferred shares (“Preferred Shares”); (iii) debt securities (including any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description) (“Debt Securities”); (iv) warrants (“Warrants”) to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”); (v) subscription receipts (“Subscription Receipts”) to acquire any of the other securities that are described in this Prospectus; and (vi) units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), for up to an aggregate offering price of US$500,000,000 (or the equivalent thereof in one or more foreign currencies or composite currencies), in one or more transactions, during the 25-month period that this Prospectus, including any amendments hereto, remains effective. We will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus and the applicable Prospectus Supplement. See “SELLING SECURITYHOLDERS”.

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All information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities offered pursuant to this Prospectus.

In this Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” or “USD” are to U.S. dollars, references to “C$” or “$” are to Canadian dollars, references to “€” are to European euros, and references to “A$” are to Australian dollars. For Securities issued in currencies other than U.S. currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

The Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AII” and also trade on the Nasdaq Capital Market (the “Nasdaq”) in the United States under the symbol “ALM”, on the Australian Securities Exchange (the “ASX”) as CHESS Depositary Interests (“CDIs”), at a ratio of one CDI to one Common Share, under the symbol “AII” and on the Börse Frankfurt (Frankfurt Stock Exchange) (the “FSE”) in Germany under the symbol “ALI1”. On October 30, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$9.47 and on the Nasdaq was US$6.76.

Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any stock exchange or quotation system. There is currently no market through which such Securities other than the Common Shares may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “RISK FACTORS”.

The Securities may be offered and sold pursuant to this Prospectus through underwriters or dealers and by the Company directly pursuant to applicable statutory exemptions, or through agents designated from time to time at amounts and prices and other terms determined by the Company or any selling securityholders. In connection with any underwritten offering of Securities, unless otherwise specified in the relevant Prospectus Supplement, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. The applicable Prospectus Supplement will identify each underwriter, dealer, agent or selling securityholder, as the case may be, involved in the offering and sale of those Securities, and will also set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Company, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See “PLAN OF DISTRIBUTION”.

ii

Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences. This Prospectus does not discuss Canadian, U.S. or other tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

Messrs. Lewis Black, Daniel D’Amato, Dr. Thomas Gutschlag, Andrew Frazer, Gustave F. Perna and Alan Estevez, directors of the Company, and Mr. Brian Fox, Chief Financial Officer of the Company, reside outside of Canada and have each appointed Almonty Industries Inc., at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process. See “ENFORCEMENT OF CIVIL LIABILITIES”.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “RISK FACTORS”.

This Prospectus was prepared by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board and as amended from time to time (“IFRS”), and are subject to foreign auditing and auditor independence standards, and may not be comparable to financial statements of United States companies that use United States generally accepted accounting principles. Prospective investors should be aware that the acquisition of Securities may have tax consequences in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States, are not described fully in this Prospectus. Investors should read the tax discussion in any applicable Prospectus Supplement.

The enforcement by investors of civil liabilities under federal securities laws of the United States may be affected adversely by the fact that Almonty is incorporated under the federal laws of Canada, that the majority of the Company’s officers and directors, and some or all of the experts named in this Prospectus, are residents of a country other than the United States, and that a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States. See “ENFORCEMENT OF CIVIL LIABILITIES”.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR, NOR ANY CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Information with respect to a purchaser’s right to withdraw from or rescind an agreement to purchase Securities is provided below. See “PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION”.

The Company’s head and registered office is located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7. The Company’s telephone number is 647-438-9766.

iii

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ABOUT THIS PROSPECTUS

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein). We take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted. Readers are required to inform themselves about, and to observe any restrictions relating to, any offer of Securities and the possession or distribution of this Prospectus and any applicable Prospectus Supplement. This prospectus forms a part of a registration statement filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, operating results and future prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

On July 3, 2025, we effected a 1.5-to-1 consolidation of our Common Shares (the “Share Consolidation”), and our Common Shares commenced trading on a post-consolidated basis on July 7, 2025. The Share Consolidation was approved by our shareholders on April 30, 2025 at our annual general and special meeting of shareholders. Except where otherwise noted, all information in this Prospectus and the documents incorporated by reference dated on or after the date of the Share Consolidation give pro forma effect to the Share Consolidation. See “CONSOLIDATED CAPITALIZATION”.

MEANING OF CERTAIN REFERENCES

In this Prospectus, references to “Almonty”, the “Company”, “we” and “our” refer, depending on the context, either to Almonty Industries Inc. and all or some of its subsidiaries, or to Almonty Industries Inc. or one or more of its subsidiaries.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” or “USD” are to U.S. dollars, references to “C$” or “$” are to Canadian dollars, references to “€” are to European euros, and references to “A$” are to Australian dollars. This Prospectus and the documents incorporated by reference herein contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience.

The following table sets forth for each of the periods indicated: (i) the exchange rates in effect at the end of the period; (ii) the high exchange rate during such period; (iii) the low exchange rate during such period; and (iv) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year ended December 31, 2023	Year ended December 31, 2024	6 months ended June 30, 2025
End	0.7561	0.6950	0.7330
High	0.7617	0.7510	0.7376
Low	0.7207	0.6937	0.6848
Average	0.7410	0.7302	0.7098

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Except as indicated otherwise herein, U.S. dollar exchange rate information is based on the daily exchange rate of the U.S. dollar on October 30, 2025 as quoted by the Bank of Canada, being C$1.00 = US$0.7149 (US$1.00 = C$1.3987).

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, the technical disclosure regarding our properties included or incorporated by reference herein, including all mineral resource estimates contained in such technical disclosure, has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this Prospectus, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the mineral resource estimates under the standards adopted under the SEC Modernization Rules.

We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with IFRS. Consequently, all of the financial statements and financial information of Almonty included or incorporated herein is prepared in accordance with IFRS, which is materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Investors are cautioned not to assume that any part, or all, of the mineral deposits categorized as “Inferred Mineral Resources”, “Indicated Mineral Resources” or “Measured Mineral Resources” will ever be converted into Mineral Reserves. “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Reserves and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists or is economically or legally mineable. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein may contain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to have a better understanding of the Company’s business plans and financial performance and condition. Forward-looking information may relate to the Company’s future financial outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Such forward-looking statements include, but are not limited to: the future price of tungsten and other metals and commodities; the estimation of Mineral Resources; the Company’s expectations regarding future demand for tungsten; the Company’s expectations regarding the further development and life of mine of its Mineral Projects (as defined herein), including the Sangdong Mine and the Panasqueira Mine (as such terms are defined herein); the Company’s plans and expectations regarding its Mineral Projects, including the re-opening of the Los Santos Mine (as defined herein) and the potential of the Sangdong Molybdenum Project (as defined herein), including the results and timing of the current drilling campaign at the Sangdong Molybdenum Project and the sufficiency of the data from the current drilling campaign to support a potential update to the technical report for the Sangdong Molybdenum Project; estimates of the time and amount of future tungsten production for specific operations; estimated future exploration and development expenditures and other expenses for specific operations; permitting timelines; the Company’s expectations regarding impairments of mineral properties; the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital; the Company’s plans to redomicile to the U.S., including the timing thereof; litigation risks; currency and interest rate fluctuations; environmental risks and reclamation cost; and changes to governmental laws and regulations.

When used in this Prospectus, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, including regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this Prospectus include, among others: the Company’s ability to complete the development of Phase I of the Sangdong Mine, to begin production at the Sangdong Mine within the anticipated timeline and to proceed with Phase II expansion of the Sangdong Mine; the Company’s ability to manage its growth effectively, both organically and through acquisitions; the absence of material adverse changes in the industry in which the Company operates or the global economy, including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility; trends in the industry in which the Company operates and markets, including the competitive environment; the Company’s ability to maintain its interests in its mineral projects, including with respect to title, access, and permitting matters; the Company’s ability to manage risks normally incidental to the exploration, development and operation of mineral properties; the Company’s ability to maintain good business relationships with key stakeholders, including customers, suppliers, lenders, regulators, and local communities; the Company’s ability to effectively integrate acquisitions and realize anticipated benefits; the Company’s ability to manage potential uncertainties in the interpretation of geological data, drill results and market data, including data related to pricing trends, demand forecasts, and competitive positioning; the Company’s ability to manage the possibility that future exploration, development or mining results may not be consistent with its expectations; the accuracy of the Company’s Mineral Resource and Mineral Reserve estimates and the underlying assumptions, including with respect to cut-off grades, recovery rates, and long-term commodity prices; the adequacy and availability of infrastructure (including power, water, roads, and processing capacity) at or near the mineral properties; the timely receipt and maintenance of necessary governmental and third-party approvals, permits, licenses, authorizations and regulatory compliance obligations; the Company’s ability to comply with current and future environmental, health and safety, and other regulatory requirements and to timely obtain and maintain required regulatory approvals, licenses and permits; the Company’s expectation that its operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks; the Company’s ability to execute construction and development activities on schedule and within budget; the Company’s ability to recruit, retain and engage qualified personnel and contractors in all required jurisdictions; the Company’s ability to raise sufficient debt or equity financing to support its continued growth; the Company’s ability to continue to have sufficient working capital to fund its operations; the performance of counterparties under offtake agreements, supply arrangements, financing agreements, and other material contracts; that input costs, including energy, labor, equipment, and materials, will not increase materially beyond current expectations; that the price of tungsten and other metals and commodities will not decline significantly or for a protracted period of time; that the global financial markets and general economic conditions (including trade and monetary policies, currency exchange rates and rates of inflation) will be stable and conducive to business in the future; the Company’s ability to maintain the security and integrity of its information technology systems and mitigate the impact of any potential cybersecurity threats; and the Company’s ability to meet increasing expectations regarding environmental, social and governance (ESG) matters from regulators, investors, and other stakeholders.

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Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: the Company’s ability to continue as a going concern; the negative cash flow from the Company’s operations; the price of metals; the Company’s economic dependency on few customers; fluctuation in foreign currency; fluctuation in interest rates; inflation; tax-related risks; the risk of default under any of the Company’s credit agreements; future financing; the Company’s liquidity and level of indebtedness; risks associated with the Company’s business being carried on through foreign subsidiaries; risks relating to the development of the Sangdong Mine, including financing risk, construction risk, availability of infrastructure and skilled labour, as well as risk relating to the offtake agreements for the Sangdong Mine; the Company’s production; the Company’s Mineral Reserve and Mineral Resource estimates; the Company’s competition; the Company’s dependence on key personnel; trade risks; supply chain disruptions; the cost of raw materials; energy supply and power grid reliability; water supply and management; infrastructure and operational risks; the Company’s impairment of assets; risks related to property title; laws and regulations; licenses and permits; mining risks and insurance limitations; legal systems; Mineral Reserve and Mineral Resource depletion; risks related to underground stope stability; reputational risks; geopolitical risks in key operating regions; public allegations, regulatory investigations, or litigation; environmental and global climate change risks; risks related to costs of land reclamation; technological obsolescence; management of growth; cybersecurity and data protection; health and pandemic risks; opposition to mining; costs and compliance risks as a result of being a public company; acquisitions and synergies; anti-corruption and anti-bribery laws; Canada’s Extractive Sector Transparency Measures Act; the conflicts in the Middle East and the ongoing Ukraine conflict; risks related to the Company’s proposed redomiciling to the United States, including Canadian corporate tax risk; volatility in the price of the Common Shares; dilution to the Company’s shareholders; the potential insufficiency of a liquid trading market for the Common Shares in the future; risks relating to research and reports published about the Company and its business by securities or industry analysts; risks relating to the Company’s status as an “emerging growth company”; risks relating to the Company, its directors, officers and management (with the exception of the Chief Executive Officer, the Chief Financial Officer and two independent directors) and all of the Company’s material assets being located outside of the United States, which may make it difficult for U.S. litigants to effect service of process of, or enforce, any judgments obtained against the Company or its officers or directors; the history of the Company with respect to not paying dividends recently and anticipation of not paying dividends in the immediate future; and risks that the Company could in the future be classified as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences for U.S. holders of Common Shares. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The foregoing list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this Prospectus under the heading “RISK FACTORS” and in the Q2 MD&A (as defined herein) which are available electronically on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) of the Canadian Securities Administrators at www.sedarplus.ca and on the Electronic Data Gathering and Retrieval System (“EDGAR”) of the SEC at www.sec.gov. Each of these forward-looking statements speaks only as of the date such statements were made. The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements. The forward-looking statements included and incorporated by reference herein are presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Almonty at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7, telephone: 647-438-9766, and are also available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following documents that have been filed by the Company with the various securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated March 20, 2025 and filed on March 21, 2025 for the year ended December 31, 2024 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Company dated March 18, 2025 and filed on March 21, 2025 for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditor’s report thereon;

(c)	the management’s discussion and analysis of the Company dated March 20, 2025 and filed on March 21, 2025 for the years ended December 31, 2024 and 2023;

(d)	the unaudited interim condensed consolidated financial statements of the Company filed on August 14, 2025 for the three and six months ended June 30, 2025 and 2024 (the “Q2 Financial Statements”), except that the notice to reader on the first page thereof indicating that the Q2 Financial Statements “have not been reviewed by Almonty’s external auditors” is specifically not incorporated by reference herein;

(e)	the management’s discussion and analysis of the Company dated and filed on August 14, 2025 for the three and six months ended June 30, 2025 and 2024 (the “Q2 MD&A”);

(f)	the management information circular of the Company dated January 31, 2025 and filed on February 4, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on February 27, 2025;

(g)	the management information circular of the Company dated March 21, 2025 and filed on March 26, 2025, prepared for the purposes of the annual general and special meeting of the shareholders of the Company held on April 30, 2025;

(h)	the management information circular of the Company dated August 28, 2025 and filed on September 8, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on September 29, 2025;

(i)	the material change report of the Company dated as of, and filed on, February 10, 2025;

(j)	the material change report of the Company dated as of, and filed on, March 24, 2025;

(k)	the material change report of the Company dated as of, and filed on, June 6, 2025;

(l)	the material change report of the Company dated as of, and filed on, July 12, 2025;

(m)	the material change report of the Company dated as of, and filed on, August 1, 2025; and

(n)	the section entitled “Mineral Projects” at pages 54 to 123 of the Company’s supplemented short form PREP prospectus dated July 11, 2025 and filed on July 14, 2025.

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Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information forms, material change reports (excluding confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis (“MD&A”) and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference in this Prospectus is filed with, or furnished to, the SEC pursuant to the Exchange Act after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein). These documents are available through the internet on EDGAR which can be accessed at www.sec.gov. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

A Prospectus Supplement containing the specific terms in respect of any Securities will be delivered, together with this Prospectus, to purchasers of such Securities and will be deemed to be incorporated in this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement, but only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains, unless otherwise expressly provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Without limiting the generality of the foregoing, and for greater certainty, the disclosure herein, or incorporated by reference herein, related to the Mineral Projects and the disclosure herein, or incorporated by reference herein, under the headings “RISK FACTORS”, “ALMONTY INDUSTRIES INC.”, and “MINERAL PROJECTS” modifies and supersedes the disclosure found in the AIF related to these subject matters, including under the headings “Risk Factors”, “Mining Projects”, and “Description Of Business” of the AIF. Furthermore, notwithstanding anything to the contrary in this Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus, none of the technical reports prepared by the Company and filed on SEDAR+ in connection with the Mineral Projects shall be incorporated or deemed to be incorporated by reference in this Prospectus.

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Upon a new annual information form or new audited annual consolidated financial statements, together with the independent auditor’s report thereon and MD&A relating thereto, being filed by the Company with, and where required, accepted by, the applicable securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous annual information form, the previous audited annual consolidated financial statements and related MD&A and all unaudited interim condensed consolidated financial statements and related MD&A, material change reports, information circulars, business acquisition reports and other disclosure documents filed prior to the commencement of the Company’s financial year in which the new annual information form or annual consolidated financial statements are filed shall be deemed to no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim condensed consolidated financial statements and the accompanying MD&A relating thereto being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim condensed consolidated financial statements and the accompanying MD&As filed prior to such new interim condensed consolidated financial statements and MD&As shall be deemed to no longer be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

References to our website in any documents that are incorporated by reference in this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website in this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Securities filed after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference in the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

WHERE YOU CAN FIND MORE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the applicable provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith furnish or file, as applicable, reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, Almonty is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Almonty’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR, and may be accessed at www.sec.gov.

We have filed with the SEC a Registration Statement on Form F-10 under the U.S. Securities Act with respect to the Securities offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Securities offered in this Prospectus, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. See “DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT”.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus under the heading “DOCUMENTS INCORPORATED BY REFERENCE”, the following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the consent of Zeifmans LLP; (ii) the consent of each “qualified person” for the purposes of NI 43-101 listed on the Exhibit Index of the Registration Statement; (iii) the consents of Norton Rose Fulbright Canada LLP, as Canadian legal counsel, and of Norton Rose Fulbright US LLP, as U.S. legal counsel; and (iv) powers of attorney from our directors and officers, as applicable.

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TRADEMARKS AND TRADE NAMES

This Prospectus and the documents incorporated by reference herein include certain trademarks and trade names which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this Prospectus and in the documents incorporated by reference herein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks used in this Prospectus or the documents incorporated by reference herein are the property of their respective owners.

ALMONTY INDUSTRIES INC.

Overview

We are a leading producer of tungsten concentrate, primarily for the defense industry, with plans to vertically integrate into oxide production, and we hold an additional deposit of molybdenum. Tungsten’s extreme hardness, density and high melting point make it critical for armor-piercing ammunition, armor shielding for military vehicles, missile components, radiation shielding and hypersonic weapons, however, global scarcity and processing difficulty makes securing conflict-free supply a challenge. With production of tungsten severely limited outside of China, Russia and North Korea, we believe the operation of our established mine in Portugal, in addition to the construction of our mine in South Korea, positions us as a key supplier for Western defense programs.

Our flagship asset, the Sangdong tungsten mine (the “Sangdong Mine”) in South Korea, is one of the world’s largest tungsten deposits by Inferred Mineral Resource and provides tungsten of superior grade compared with global peers, and is in soft commissioning. Once fully operational, the Sangdong Mine is expected to produce a significant portion of the global tungsten supply outside of China, supplying to mission-critical sectors such as defense, aerospace, semiconductors and batteries.

Almonty also has a molybdenum project (the “Sangdong Molybdenum Project”) with significant Inferred Mineral Resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine. This molybdenum opportunity provides access to another critical material used in aerospace alloys, energy infrastructure and nuclear defense.

We also own and operate the Panasqueira tungsten mine (the “Panasqueira Mine”) in Covilha, Castelo Branco, Portugal—one of the world’s longest-producing tungsten mines—which has been operating for over a century and is renowned for its high-grade, low-impurity tungsten concentrate, which contributes to our position as a leading producer of tungsten concentrate in a highly concentrated global tungsten market, with limited production outside of China, Russia and North Korea. In addition to its production, the Panasqueira Mine serves as a vital source of technical know-how and operational expertise across our portfolio.

Our Spanish assets—including the Valtreixal tungsten mine project (the “Valtreixal Mine”) located in the province of Zamora, in Western Spain, which is currently under development, and the Los Santos tungsten mine (the “Los Santos” mine and together with the Sangdong Mine, the Sangdong Molybdenum Project, the Panasqueira Mine and the Valtreixal Mine, the “Mineral Projects”) located near Salamanca, Spain, which is currently in care and maintenance—provide us with additional growth opportunities and help diversify our future supply.

The Common Shares of the Company are listed and posted for trading on the TSX under the symbol “AII”, on the Nasdaq in the United States under the symbol “ALM”, on the ASX as CDIs, at a ratio of one CDI to one Common Share, under the symbol “AII” and are traded on the FSE in Germany under the symbol “ALI1”.

Almonty was incorporated under the laws of the province of British Columbia on September 28, 2009 and was continued under the Canada Business Corporation Act (the “CBCA”) effective March 27, 2012. On February 27, 2025, the holders of Common Shares of the Company voted in favour of changing the Company’s jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware, such that the Company would be governed by the Delaware General Corporation Law (the “Domestication”). The Domestication reflects the growing importance of the United States in the Company’s strategic positioning. If the board of directors of the Company (the “Board”) decides to proceed with the Domestication, the Domestication will be implemented by way of a court-approved plan of arrangement under the CBCA (the “Arrangement”) and will be effective on the date set forth in the Certificate of Conversion and Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware. In addition to the issuance of the final order of the Ontario Superior Court of Justice (Commercial List) approving the Arrangement, the Arrangement is subject to the receipt of appropriate consents, approvals, and/or waivers from relevant regulatory authorities and third parties, including the CBCA Director, the TSX, the Nasdaq and the ASX. Pursuant to the resolution approved by the holders of Common Shares of the Company, the Board may, without further notice to or approval of the Company’s shareholders, decide not to proceed with the Arrangement. It is notably possible that, if the Board is, among other factors, not satisfied that it is in the Company’s best interest due to anticipated Canadian tax consequences of the Arrangement, it may not proceed with the Arrangement.

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Almonty’s head and registered office is located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7.

For a list of the Company’s subsidiaries and further description of the business of the Company, please see the AIF. Additional information about our business is also included in other documents incorporated by reference in this Prospectus, which are available under our profile on SEDAR+ at www.sedarplus.ca.

Production and Principal Markets

The production of Almonty is concentrated in the Panasqueira Mine. The principal markets for the Company’s tungsten concentrates are the United States of America, Western Europe and Japan. These regions represent significant portions of global tungsten consumption, driven by defense, high-tech manufacturing, aerospace and industrial tooling sectors.

Competitive Conditions

The Company sells tungsten concentrates at prices determined by world markets over which the Company has no influence or control. These markets are cyclical. The Company’s competitive position is determined by its costs compared to those of other producers throughout the world and by the Company’s ability to maintain financial strength through the tungsten concentrate price cycle despite currency fluctuations. Costs are governed principally by the location, grade and nature of the ore bodies and mineral deposits, and the Company’s cost of labour, power and supplies, and, as well, by operating and management skill. Over the long term, the Company’s competitive position is determined by its ability to develop economic ore bodies and replace current production. In this regard, the Company also competes with other mining companies for mineral properties.

At present, there are a limited number of competitors producing tungsten concentrates in the Western world. The world’s largest producing country of tungsten concentrates is China. The Company competes specifically with other mining and industrial operations located in the Iberian Peninsula, and the European Union in general, in obtaining skilled labour and mining supplies.

Market demand for tungsten concentrate remained stable during the fourth quarter of fiscal 2023 and throughout fiscal 2024. Ammonium paratungstate (“APT”) pricing was relatively steady over most of fiscal 2024, with mid-market prices generally ranging between approximately US$330 and US$340 per metric tonne unit (“MTU”).

Near the end of fiscal 2024 and into the first quarter of fiscal 2025, APT prices increased significantly, with mid-prices rising from approximately US$330 per MTU in early January 2025 to US$360 per MTU at the end of the first quarter of 2025, based on market quotations. APT prices have shown an upward trend since the fourth quarter of 2024, reaching approximately US$462.5 per MTU as of June 2025. There can be no assurance that this pricing trend will continue in the future.

The average market price was approximately US$324 per MTU for the year ended December 31, 2023, and approximately US$329 per MTU for the year ended December 31, 2024.

Growth Strategy

Almonty’s objective is to build a secure, Western-focused tungsten and molybdenum supply chain capable of displacing reliance on China and meeting the escalating needs of Western industries.

The Company’s growth strategy is focused on its Mineral Projects and includes the development of the Sangdong Mine in South Korea and the ongoing operations of the Panasqueira Mine in Portugal.

The current mine and processing plant construction at the Sangdong Mine (Phase I) is expected to begin production in the fourth quarter of 2025. Once fully operational, the targeted ore throughput capacity is expected to reach around 640,000 tonnes per year. The Company expects to increase its throughput capacity up to 1.2 million tonnes through the Phase II planned expansion. This expansion is fully permitted under existing Phase I approvals, and during the development of Phase I, some components have been built which may support a higher throughput or expansion.

Additionally, Almonty is planning an extension of the Panasqueira Mine, with the potential to extend the life of the mine and significantly increase production capacity. Key objectives of this extension include increased ore throughput and improved average head grade, while continuing to serve customers who rely on the mine’s concentrate.

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The Company is continuously in the process of seeking additional potential offtake partners and evaluating new opportunities to expand our commercial partnerships.

Customers and Contracts

Our tungsten and future molybdenum products are secured under long-term, floor-priced offtake agreements with customers in national defense, aerospace and high-technology manufacturing. We supply tungsten to metals processors and tungsten product manufacturers for defense applications, as well as for the tooling, electronics and other industrial sectors, with a diversified customer base focused across the United States, European Union and Japan. With the additional production expected from the Sangdong Mine, we have also secured offtake agreements with several blue-chip customers.

Notably, Almonty, along with its wholly-owned indirect subsidiary, Beralt Tin & Wolfram (Portugal), S.A., is party to separate supply agreements with a European customer, Wolfram Bergbau & Hütten AG, for approximately 52% of the tungsten produced at the Panasqueira Mine, and a Japanese customer, Sumitomo Electric Industries, Ltd., for approximately 48% of the tungsten produced at the Panasqueira Mine (collectively, the “Supply Agreements”).

The Company has also entered into an amended offtake agreement, originally dated March 12, 2018, (the “Amended Off-Take Agreement”) with Global Tungsten & Powders Corp., which is part of the Plansee Group. The Amended Off-Take Agreement provides for the supply of tungsten concentrate to be mined and processed at the Sangdong Mine. Under this agreement, once financial close occurs and is confirmed in writing, the term begins and will continue for fifteen years from the date of first delivery of the material, unless extended to accommodate the repayment of all outstanding amounts under a senior secured facility or to ensure delivery of the total contracted quantities specified in the agreement.

Copies of the Supply Agreements and the Amended Off-Take Agreement are filed under Almonty’s SEDAR+ profile at www.sedarplus.ca.

Material Mineral Project

As announced on July 3, 2025, the Company has conducted a reassessment of its mining portfolio and has concluded that, on the basis of its current strategy, including management’s focus and deployment of resources on the Sangdong Mine and the expected economic importance to the Company of the production at Phase I relative to its other properties, as well as the expected timing and significant potential production increase of Phase II, the Sangdong Mine is the only mineral project on a property that is material to the Company for the purposes of NI 43-101.

Financial Condition

As at September 30, 2025, the Company held cash and cash equivalents of approximately $111.59 million (of which $2.19 million represented cash restricted for use for the development of the Sangdong Mine) and a working capital position of $74.41 million.

Recent Developments

On September 23, 2025, the Company announced that it has commenced a drilling program at the Sangdong Molybdenum Project to obtain data to confirm whether mineral reserves of molybdenum can be established ahead of possible future production. The total costs of the drilling program are estimated to be approximately US$2.9 million. Following the drilling campaign, the Company may update its previously filed technical report for the Sangdong Molybdenum Project, dated August 12, 2022 and effective May 31, 2022, entitled “Report NI 43-101 Technical Report on the Mineral Resources of the Sangdong Molybdenum Stockwork Project, South Korea”, and authored by Adam Wheeler, B.Sc, M.Sc, C. Eng., an independent qualified person pursuant to NI 43-101. The timing of the release of the updated technical report depends to a great extent on the result from the current drilling campaign at the Sangdong Molybdenum Project. The Company currently expects to have sufficient data available during fiscal year 2026 to update the technical report. There is no certainty that the Sangdong Molybdenum Project will advance to production.

On October 28, 2025, the Company announced that it has entered into a binding share purchase transaction involving U.S. Tungsten Inc., a U.S.-based privately-owned minerals explorer, to acquire the exclusive right to explore, develop and mine certain unpatented tungsten mining claims located in Beaverhead County, Montana in the United States (the “Gentung Browns Lake Tungsten Project”) for aggregate consideration of US$9.75 million, payable in US$750,000 of cash and US$9 million of Common Shares issued at a price per Common Share determined on the day of signing and converted into U.S. dollars at the noon rate published by the Bank of Canada on the business day immediately preceding the date of the agreement (the “Consideration Shares”). The cash portion of the consideration will be paid by the Company with cash on hand. The Consideration Shares are subject to restrictions under applicable securities laws in addition to a one-year contractual lock-up from the date of closing. The closing of the transaction is subject to customary conditions for a transaction of this nature, including the receipt of applicable stock exchange approval. The Company also announced that, in a separate transaction, pursuant to a share purchase agreement, the Company has agreed to acquire the shares of a privately held Montana corporation holding a number of assets including, but not limited to, a plant permit, water rights and tungsten mining equipment for use in the processing of tungsten from the Gentung Browns Lake Tungsten Project for US$250,000 in cash. The consideration will be paid by the Company with cash on hand. The closing of the transaction contemplated by the share purchase agreement is conditional on the acquisition of the Gentung Browns Lake Tungsten Project.

MINERAL PROJECTS

For additional information about the Company’s Mineral Projects, please refer to the section entitled “Mineral Projects” at pages 54 to 123 of the Company’s supplemented short form PREP prospectus dated July 11, 2025 and filed on July 14, 2025, which is available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

As at June 30, 2025, the date of the Company’s most recently filed financial statements, being the Q2 Financial Statements, there were 195,860,805 Common Shares issued and outstanding (including CDIs), as well as 17,789,846 Warrants (which include CDI options) to acquire Common Shares, and 15,897,956 stock options (“Options”), which, if exercised, would result in an additional 17,789,846 and 15,897,956 Common Shares, respectively. Moreover, 3,366,661 restricted share units (“RSUs”) were outstanding.

As of the date of this Prospectus, there are 231,442,570 Common Shares issued and outstanding, as well as 9,403,368 Warrants to acquire Common Shares and 7,597,973 Options outstanding which, if exercised, would result in the issuance of an additional 9,403,368 and 7,597,973 Common Shares, respectively. Moreover, 3,277,773 RSUs are outstanding.

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On July 3, 2025, we filed articles of amendment for the purpose of effecting the Share Consolidation on the basis that each one and a half outstanding Common Shares became one post-consolidation Common Share and our Common Shares commenced trading on a post-consolidation basis on July 7, 2025. No fractional Common Shares were issued in connection with such consolidation and, in the event that a shareholder would have otherwise been entitled to a fractional Common Share upon such consolidation, such shareholder had such fractional share cancelled. Except where otherwise noted, all information in this Prospectus and the documents incorporated by reference dated on or after the date of the share consolidation gives effect to such share consolidation.

On July 15, 2025, the Company closed its initial public offering of 20,000,000 Common Shares in the United States at a price of US$4.50 per Common Share for gross proceeds of US$90 million, which Common Shares commenced trading on the Nasdaq on July 14, 2025 under the ticker symbol “ALM”. The Company intends to use up to approximately 1% of the net proceeds of the offering to fund remaining early-stage development activities for a nano tungsten oxide downstream processing plant in South Korea, near the Sangdong Mine (the “Tungsten Oxide Facility”) and up to approximately 84% of the net proceeds of the offering toward the development of the Tungsten Oxide Facility, with the remaining net proceeds to be used primarily for working capital, corporate expenses, business development, potential future acquisitions and other purposes.

Other than as set out above, there have been no material changes in the consolidated capitalization of Almonty since June 30, 2025.

DESCRIPTION OF SECURITIES

The following description sets forth certain general terms and provisions of the Securities. The Company may issue Securities either separately or together with or upon the conversion of or in exchange of other securities. The particular terms and provisions of each series of Securities the Company may offer will be described in greater details in the related Prospectus Supplement, which may provide information that is different from this Prospectus. The Company reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this Prospectus.

The authorized share capital of Almonty consists of an unlimited number of Common Shares of which 231,442,570 are issued and outstanding as at the date of this Prospectus. There are also outstanding 9,403,368 Warrants to acquire Common Shares, 7,597,973 Options and 3,277,773 RSUs as of the date of this Prospectus.

The summary below of the rights, privileges, restrictions and conditions attaching to the Securities is subject to, and qualified by reference to, Almonty’s articles and by-laws.

Common Shares

The specific terms of any offerings of Common Shares, including the number of Common Shares being offered and the offering price, will be described in one or more Prospectus Supplements.

Holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company. Each Common Share carries one vote. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares are entitled to receive the remaining property and assets of the Company on a pro rata basis. The holders of the Common Shares are entitled to receive pro rata such dividends as may be declared by the Board out of funds legally available for such purpose. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund.

Preferred Shares

The Company is not currently authorized to issue Preferred Shares. The Company would need to amend its articles, which would require shareholder approval, to create and authorize the issue of a class of Preferred Shares. The particular terms and provisions of Preferred Shares offered by a Prospectus Supplement, including the designation of a particular series, aggregate amount, the number of shares offered, the issue price, the dividend rate, if any, the dividend payment dates, any exchange, conversion, redemption or repurchase provisions and other specific terms, and the extent to which the general terms and provisions described below may apply to such Preferred Shares, will be described in the Prospectus Supplement.

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Debt Securities

The following describes certain general terms and provisions of the Debt Securities. The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities which may be offered hereunder include, but are not limited to, unsubordinated Debt Securities that will rank equally and pari passu, including with respect to security interests, with all other present and future unsubordinated indebtedness for borrowed money of the Company.

The Debt Securities may be issued in one or more series under one or more distinct indentures or under a supplemental indenture to a distinct indenture (each, a “Trust Indenture”), in each case between the Company and a financial institution in accordance with applicable laws governing indentures (each, a “Trustee”) (each, a “Trustee”). The Debt Securities may also be issued without the benefit of a Trust Indenture.

The terms and conditions applicable to Debt Securities issued under a Trust Indenture or without the benefit of a Trust Indenture will be set forth in such Trust Indenture or in the specific Debt Security, as the case may be, and summarized in the applicable Prospectus Supplement. The statements made below relating to any Trust Indenture, instalment receipt and pledge agreement (see below) or Debt Securities to be issued thereunder and to any specific Debt Security issued without the benefit of a Trust Indenture, as the case may be, are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture, instalment receipt and pledge agreement, or the specific Debt Security, as the case may be. A copy of the form of Trust Indenture to be entered into in connection with offerings of Debt Securities will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part, and will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any Trust Indenture or supplement thereto entered into by us will also be available on our SEDAR+ profile at www.sedarplus.ca.

Each Trust Indenture or specific Debt Security, as the case may be, may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The specific terms and provisions that will apply to any Debt Securities that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement. This description will include, where applicable:

(i)	the designation, aggregate principal amount, authorized denominations and ranking of such Debt Securities;

(ii)	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(iii)	the percentage of the principal amount at which such Debt Securities will be issued;

(iv)	the date or dates on which such Debt Securities will mature;

(v)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(vi)	the dates on which any such interest will be payable and the record dates for such payments;

(vii)	the place or places where principal, premium and interest will be payable;

(viii)	the Trustee under any Trust Indenture pursuant to which the Debt Securities are to be issued, as applicable;

(ix)	any redemption term or terms under which such Debt Securities may be defeased;

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(x)	whether such Debt Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(xi)	covenants, events of default and any terms of redemption;

(xii)	any exchange or conversion terms on which a series of Debt Securities may be exchangeable for or convertible into Common Shares or other securities of the Company (which Debt Securities would not, for greater certainty, be exchangeable for or convertible into securities of a third party);

(xiii)	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(xiv)	material Canadian and U.S. federal income tax consequences of owning the Debt Securities;

(xv)	whether the Debt Securities (or instalment receipts representing the Debt Securities, if applicable) will be listed on any securities exchange;

(xvi)	the ratings, if any, issued by rating agencies; and

(xvii)	any other specific terms.

Debt Securities may, at the option of the Company, be issued in fully registered form, in bearer form or in “book-entry only” form. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized different denominations and will be transferable at any time or from time to time at the corporate trust office of the Trustee for the Debt Securities. No charge will be made to the holder for any such exchange or transfer, except for any tax or government charge incidental thereto.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Company will summarize in the applicable Prospectus Supplement certain terms of the Debt Securities being offered thereby and the relevant Trust Indenture or specific Debt Security, as the case may be, which the Company believes will be most important to an investor’s decision to invest in the Debt Securities being offered. It is the Trust Indenture, as supplemented by any applicable supplemental indenture, or the specific Debt Security, as the case may be, and not the summary in the applicable Prospectus Supplement, which defines the rights of a holder of Debt Securities. There may be other provisions in the Trust Indenture or the specific Debt Security, as the case may be, which are important to a purchaser of Debt Securities. Such purchaser of Debt Securities should read the Trust Indenture, instalment receipt or pledge agreement or the specific Debt Security, as the case may be, for a full description of the terms of the Debt Securities, the terms of which shall prevail to the extent of any inconsistency.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt or pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things: (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby, and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

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Warrants

The Company may issue Warrants, separately or together, with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by Almonty pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

i.	the number of Warrants offered;

ii.	the price or prices, if any, at which the Warrants will be issued;

iii.	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

iv.	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

v.	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

vi.	if applicable, the identity of the Warrant agent;

vii.	whether the Warrants will be listed on any securities exchange;

viii.	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of such other Securities;

ix.	any minimum or maximum subscription amount;

x.	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

xi.	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

xii.	material Canadian and U.S. federal income tax consequences of owning the Warrants and the Securities to be issued upon exchange of the Warrants;

xiii.	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

xiv.	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

Subscription Receipts

The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts that may be exchanged by the holders thereof for other Securities upon the satisfaction of certain conditions.

Subscription Receipts may be offered separately or together with Debt Securities, Common Shares, Preferred Shares, Warrants or Units or any combination thereof, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement and the extent to which the general terms described below apply to those Subscription Receipts, will be described in such Prospectus Supplement. This description will include, where applicable:

i.	the number of Subscription Receipts offered;

ii.	the price or prices, if any, at which the Subscription Receipts will be issued;

iii.	the manner of determining the offering price(s);

iv.	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

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v.	the Securities into which the Subscription Receipts may be exchanged;

vi.	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

vii.	the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

viii.	the dates or periods during which the Subscription Receipts may be exchanged;

ix.	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

x.	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

xi.	if applicable, the identity of the Subscription Receipt agent;

xii.	whether the Subscription Receipts will be listed on any securities exchange;

xiii.	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

xiv.	any minimum or maximum subscription amount;

xv.	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

xvi.	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

xvii.	material Canadian and U.S. federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

xviii.	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

xix.	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Subscription receipt certificates will be exchangeable for new subscription receipt certificates of different denominations at the office indicated in the applicable Prospectus Supplement. Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends (other than dividend equivalent payments, if any, or as otherwise set forth in any applicable Prospectus Supplement) or the right to vote such underlying Securities.

The Subscription Receipts offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Subscription Receipts on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt or pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things: (a) the fact that a first instalment payment has been made in respect of the Subscription Receipts represented thereby, and (b) the beneficial ownership of the Subscription Receipts represented by the instalment receipt, subject to a pledge of such Subscription Receipts securing the obligation to pay the balance outstanding under such Subscription Receipts on or prior to a certain date.

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Units

The following sets forth certain general terms and provisions of the Units. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. Units may be offered separately or together with Debt Securities, Common Shares, Preferred Shares, Warrants or Subscription Receipts or any combination thereof, as the case may be. The specific terms and provisions that will apply to Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

i.	the number of Units offered;

ii.	the price at which the Units will be offered;

iii.	the manner of determining the offering prices;

iv.	the currency at which the Units will be offered;

v.	the Securities comprising the Units;

vi.	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

vii.	any minimum or maximum subscription amount;

viii.	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

ix.	any material risk factors relating to such Units or the Securities comprising the Units;

x.	material Canadian and U.S. federal income tax consequences of owning the Securities comprising the Units;

xi.	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

xii.	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided, as required, in the applicable Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

The Company may sell Securities (i) to or through underwriters or dealers, (ii) directly to one or more purchasers pursuant to applicable statutory exemptions, or (iii) through agents. The Securities may be sold from time to time in one or more transactions at a fixed or non-fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at prices determined by reference to the prevailing market prices or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The Company may offer Securities in the same offering, or it may offer Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of Securities by certain selling securityholders. The selling securityholders may sell all or a portion of the Company’s Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of security being offered, the name or names of any underwriters, dealers or agents involved in the offering and sale of the Securities, the name or names of any selling securityholders, the initial offering price, the purchase price of such Securities, the proceeds to the Company, any underwriting discounts and other items constituting underwriters’ compensation and any discounts, concessions or commissions allowed or reallowed or paid to dealers. Only underwriters or agents so named in a Prospectus Supplement are deemed to be underwriters, dealers or agents, as applicable, in connection with the Securities offered thereby.

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If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to by the Company and the purchaser or (ii) through agents designated by the Company or the selling securityholders from time to time. Any selling securityholder or agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholders to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a “best efforts basis” for the period of its appointment.

The Company and/or the selling securityholders may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Any such commission will be paid out of the general corporate funds of the Company or the proceeds of the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

The Company may authorize underwriters, dealers or agents to solicit offers by eligible institutions to purchase Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “RISK FACTORS”. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

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Unless otherwise specified in a Prospectus Supplement, the Securities will not be registered under the U.S. Securities Act or the securities law of any state of the United States of America.

TRADING PRICE AND VOLUME OF THE COMPANY’S SECURITIES

Trading prices and volume of the Company’s Securities will be provided, as required, in each Prospectus Supplement for each class or series of Securities distributed under such Prospectus Supplement and for Securities into which those classes or series of Securities are convertible or exchangeable.

PRIOR SALES

Prior sales will be provided in a Prospectus Supplement with respect to the Securities being distributed under such Prospectus Supplement.

TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian and U.S. federal income tax consequences generally applicable to an investor acquiring, holding and disposing any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding whether to invest in any Securities, prospective investors should carefully consider, in light of their own financial circumstances, the information contained in or incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference), and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Securities, including the risks described herein and under the “Risks and Uncertainties” section of the Q2 MD&A. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the identified risks actually occur, Almonty’s business, financial condition, prospects, results of operations or cash flows, and your investment in the Securities, could be materially and adversely affected. Additional risks or uncertainties not currently known to Almonty, or that Almonty currently deems immaterial, may also impair its business operations. Almonty cannot assure you that any of the events discussed in the risk factors will not occur. If any of such events does occur, you may lose all or part of your original investment in any Securities.

Negative Cash Flows from Operations

In its most recently completed financial year, the Company has sustained net losses from operations and has had a negative cash flow from operating activities of $7.498 million. The Company continues to have negative operating cash flow from operations of $17 million as at June 30, 2025. It is highly likely the Company may have negative cash flow in any future period and as a result, the Company will need to use available cash, including proceeds to fund any such negative cash flow.

The Company anticipates increased cash flow from operating activities once production begins at the Sangdong Mine, meaning any delay would impact our ability to be cash flow positive. The Company may, in the future, seek further financing through long-term debt from financial institutions, debt or equity financing though capital markets, or private placements. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company’s projects and there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. Any changes in these estimates or adverse developments in the availability of capital could materially impact the Company’s financial performance and results of operations.

There is currently no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold.

There is currently no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. There can be no assurance that an active trading market will develop for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

The Company may issue additional Securities in the future which may dilute the holdings of existing securityholders, including the holders of Securities purchased under this Prospectus.

The Company may issue additional Securities in the future, which may dilute the holdings of existing securityholders in the Company, including purchasers of Securities under this Prospectus. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders have no pre-emptive rights in connection with further issuances of any Securities. The Board has the discretion to determine the price and terms of any issuances of Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units. Any such future issuances could be significant and we cannot predict the effect that future issuances and sales of Securities will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

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SELLING SECURITYHOLDERS

Selling securityholders to be named in an applicable Prospectus Supplement may, from time to time, offer and sell some or all of the Securities held by them pursuant to this Prospectus and the applicable Prospectus Supplement. Such selling securityholders may sell Securities held by them to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth in the applicable Prospectus Supplement.

Any Prospectus Supplement that the Company files in connection with an offering of Securities by selling securityholders will include the following information: the names of the selling securityholders; the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder; the number or amount of Securities of the class being distributed for the account of each selling securityholder; the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and all other information that is required to be included in the applicable Prospectus Supplement. Additionally, if any potential selling securityholder is resident outside Canada, the selling securityholder will file a non issuer’s submission to jurisdiction form with the applicable Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Unless otherwise set forth in the applicable Prospectus Supplement, the Company will not receive any proceeds from any sale of any Securities by selling securityholders.

The management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the Company’s operating and capital needs from time to time.

The Company may also, from time to time, decide to issue Securities otherwise than pursuant to a Prospectus Supplement to this Prospectus. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the general corporate funds of the Company or the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company had negative cash flow from operating activities for the six-month period ended June 30, 2025 of approximately $17 million. The Company also had negative operating cash flow for the year ended December 31, 2024. The Company anticipates that it will continue to have negative cash flow from operating activities as it finalizes the development and construction of the Sangdong Mine and achieves commercial production, and a portion of the net proceeds of any offering of Securities under this Prospectus may thus be used to fund anticipated negative cash flows in future periods. See “RISK FACTORS—Negative Cash Flows From Operations”.

ENFORCEMENT OF CIVIL LIABILITIES

We are a company incorporated under the CBCA, and it is not certain that the Company will proceed with the Domestication. Most of our directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

We filed with the SEC, concurrently with our Registration Statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 28 Liberty Street, New York, New York 10005 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus.

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Messrs. Lewis Black, Daniel D’Amato, Dr. Thomas Gutschlag, Andrew Frazer, Gustave F. Perna and Alan Estevez, directors of the Company, and Mr. Brian Fox, Chief Financial Officer of the Company, reside outside of Canada and have each appointed Almonty Industries Inc., at 100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7, as agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

INTEREST OF EXPERTS

The technical information contained or incorporated by reference in this Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below.

Adam Wheeler, a qualified person pursuant to NI 43-101, reviewed, prepared or supervised the preparation of information upon which scientific and technical information relating to the Company’s Mineral Projects contained or incorporated by reference in this Prospectus is based. He did not, at the time he prepared or certified any such statement, report or valuation, receive after such time, nor will he receive, any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates or affiliates in connection with the preparation of such technical reports or estimates. As of the date hereof, such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of the Company.

Please see “LEGAL MATTERS” for a discussion of the interests of the legal experts involved in preparing this Prospectus and please see “AUDITORS AND TRANSFER AGENT AND REGISTRAR” for a discussion of the interests of Zeifmans LLP.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement, certain legal matters relating to the Securities offered by a Prospectus Supplement will be passed upon, on behalf of the Company, by Norton Rose Fulbright Canada LLP with respect to Canadian legal matters and by Norton Rose Fulbright US LLP with respect to U.S. legal matters. The partners and associates of each of Norton Rose Fulbright Canada LLP and Norton Rose Fulbright US LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

AUDITORS AND TRANSFER AGENT AND REGISTRAR

The independent auditors of the Company are Zeifmans LLP, a partnership of Chartered Professional Accountants, in Toronto, Ontario. The audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 were audited by Zeifmans LLP, as set forth in their report on such financial statements. Zeifmans LLP is independent with respect to the Company in accordance with the ethical requirements that are relevant to its audits of the consolidated financial statements in Canada, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent for the Common Shares in Canada is Computershare Investor Services Inc. at its office at 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, and in the United States is Computershare Trust Company N.A. at its office at 150 Royall Street, Canton, Massachusetts, United States, 02021.

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PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two (2) business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus.

In an offering of Securities that are convertible, exchangeable or exercisable, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which such convertible, exchangeable or exercisable Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces of Canada, if the purchaser pays additional amounts upon conversion, exchange or exercise of such Securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

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CERTIFICATE OF THE COMPANY

Dated: October 31, 2025

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of Ontario, British Columbia and Alberta.

(Signed) Lewis Black	(Signed) Brian Fox
Chairman, President and Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Mark Trachuk	(Signed) David Hanick
Lead Director	Director

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